Exhibit 2.1
EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER
dated as of
October 5, 2010
among
RAZOR HOLDCO INC.,
RAZOR MERGER SUB INC.
and
THERMADYNE HOLDINGS CORPORATION

ii

iii

AGREEMENT AND PLAN OF MERGER
     AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 5, 2010, among Razor Holdco Inc., a Delaware corporation (“Parent”), Razor Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Subsidiary”), and Thermadyne Holdings Corporation, a Delaware corporation (the “Company”).
     WHEREAS, the parties intend that Merger Subsidiary be merged with and into the Company, with the Company surviving that merger upon the terms and subject to the conditions set forth in this Agreement;
     WHEREAS, the Board of Directors of the Company (the “Board of Directors”) has unanimously (i) determined that this Agreement, the Voting Agreement and the transactions contemplated hereby and thereby are fair to and in the best interests of the Company’s shareholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, and (iii) resolved to recommend approval and adoption of this Agreement by the Company’s shareholders;
     WHEREAS, the board of directors of Parent as the sole shareholder of Merger Subsidiary, and the board of directors of Merger Subsidiary, have adopted and approved this Agreement and the Merger upon the terms and subject to the conditions set forth in this Agreement;
     WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s entering into this Agreement, certain shareholders of the Company have entered into a Voting Agreement with Parent (the “Voting Agreement”); and
     WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition of the Company entering into this Agreement, Irving Place Capital Partners III, L.P. (the “Guarantor”) is entering into a limited guarantee in favor of the Company (the “Guarantee”) pursuant to which the Guarantor is guaranteeing certain of the obligations of Parent and Merger Subsidiary under this Agreement as set forth in the Guarantee;
     NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties hereto agree as follows:
ARTICLE 1
Definitions
     Section 1.01. Definitions. As used herein, the following terms have the following meanings:
     “1933 Act” means the Securities Act of 1933, as amended.
     “1934 Act” means the Securities Exchange Act of 1934, as amended.
     “Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any inquiry, offer or proposal (other than an offer or proposal by Merger Subsidiary or Parent), including any proposal to the shareholders of the Company from any Third Party, relating to, (A) any acquisition or purchase, direct or indirect, in any single transaction or series of related transactions, of 20% or more of the outstanding capital stock or other voting securities of the Company, (B) any tender offer or exchange offer that, if consummated, would result in such Third Party beneficially owning 20% or more of the outstanding capital stock or other voting securities of the Company, or (C) a sale of assets equal to 20% or more of the Company’s consolidated assets, a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the Company’s revenues or earnings on a consolidated bases are attributable.
     “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.
     “Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as the same may be amended from time to time unless expressly specified otherwise herein.
     “Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Company Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2010 and the footnotes thereto set forth in the Company 10-Q.
     “Company Balance Sheet Date” means June 30, 2010.
     “Company Common Stock” means the common stock, $.01 par value, of the Company.
     “Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.
     “Company 10-Q” means the Company’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2010.

     “Company Intellectual Property” means all (i) Company Owned Intellectual Property and (ii) Intellectual Property used by the Company or its Subsidiaries in the conduct of their respective businesses.
     “Company Owned Intellectual Property” means all Intellectual Property owned by the Company or any of its Subsidiaries and includes all Intellectual Property listed on Section 4.17 of the Company Disclosure Schedule.
     “Company Restricted Share” means each restricted share of Company Common Stock representing a share of Company Common Stock outstanding as of the Effective Time granted pursuant to the 2004 Stock Plan or any other equity or compensation plan or arrangement of the Company.
     “Compliant” means, with respect to the Required Information, that such Required Information, taken as a whole, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information, in light of the circumstances under which it was made, not misleading, provided, that Required Information shall not fail to be compliant as a result of a new development with respect to the Company and its Subsidiaries occurring after the commencement of the Marketing Period so long as the Company shall promptly update such information to make it otherwise Compliant and provide it to Parent and Parent does not reasonably determine that it is necessary to commence a new Marketing Period.
     “Contract” any legally binding contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit, lease, license or use and occupancy agreement.
     “Delaware Law” means the Delaware General Corporation Law, as amended.
     “Environmental Law” means any Applicable Law relating to (i) the generation, manufacturing, use, treatment, transportation, storage, handling or disposal of any Hazardous Substance or protection of the air, water or land, (ii) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation, (iii) human health and safety with respect to exposures to and management of Hazardous Substances, (iv) occupational health and safety, or (iv) the environment.
     “Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities required by Environmental Laws and affecting, or relating to, the business of the Company or any of its Subsidiaries as conducted as of the date of this Agreement.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.
     “GAAP” means United States generally accepted accounting principles consistently applied.

     “GE Credit Agreement” means that certain Third Amended and Restated Credit Agreement among Thermadyne Industries, Inc., Thermal Dynamics Corporation, Tweco Products, Inc., Victor Equipment Company, C & G Systems, Inc., Stoody Company, Protip Corporation, Thermadyne International Corp., the Credit Parties signatory thereto, General Electric Capital Corporation, as agent and Lender, and the other Lenders signatory thereto dated June 29, 2007, as amended by the First Amendment dated October 7, 2008, and as further amended by the Second Amendment dated June 15, 2009, and the Third Amendment dated February 23, 2010, or as may be amended after the date of this Agreement in accordance with this Agreement.
     “Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority.
     “Hazardous Substance” means any chemical, substance, waste or material listed or defined as a “pollutant,” “contaminant,” “toxic,” or “radioactive,” “ignitable,” “corrosive,” “reactive,” or “hazardous” or words of similar meaning under any Environmental Law, including petroleum or petroleum distillates, asbestos or asbestos containing materials and polychlorinated biphenyls.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     “Intellectual Property” shall mean (i) trademarks, service marks, brand names, certification marks, trade dress, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; (ii) inventions and discoveries, whether patentable or not, in any jurisdiction; patents, applications for patents (including, without limitation, divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; (iii) trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person (the “Trade Secrets”); (iv) writings and other tangible works, whether copyrightable or not, in any jurisdiction, and any and all copyright rights, whether registered or not; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and (v) moral rights, database rights, design rights, industrial property rights, publicity rights and privacy rights.
     “IT Assets” shall mean computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation owned by the Company or its Subsidiaries or licensed or leased by the Company or its Subsidiaries pursuant to written agreement (excluding any public networks).
     “knowledge of the Company” means the actual knowledge, of the Company’s executive officers, after due inquiry.

     “Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.
     “Material Adverse Effect” means with respect to any Person, any change, effect, development or event that has or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, or results of operations of such Person and its Subsidiaries, taken as a whole; provided, however, that no change, effect, development or event (by itself or when aggregated or taken together with any and all other changes, effects, developments or events) resulting from, arising out of, or attributable to any of the following shall be deemed to be or constitute a “Material Adverse Effect,” and no change, effect, development or event (by itself or when aggregated or taken together with any and all other changes, effects, developments or events) resulting from, arising out of, or attributable to, any of the following shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur: (A) any changes, effects, developments or events in the economy or the financial, credit or securities markets in general (including changes in interest or exchange rates), (B) any changes, effects, developments or events in the industries in which such Person and its Subsidiaries operate, (C) any changes, effects, developments or events resulting from the announcement or pendency of the transactions contemplated by this Agreement, the identity of Parent or the performance or compliance with the terms of this Agreement (including, in each case, any loss of customers, suppliers or employees or disruption in business relationships) (provided that is understood this clause (C) shall not apply to the representations in Section 4.04), (D) any changes, effects, developments or events resulting from the failure of such Person to meet internal forecasts, budgets or financial projections or fluctuations in the trading price or volume of such Person’s common stock (it being understood that the facts or occurrences giving rise or contributing to such failure or fluctuation may be deemed to be, constitute or be taken into account when determining the occurrence of a Material Adverse Effect), (E) acts of God, natural disasters, calamities, national or international political or social conditions, including the engagement by any country in hostility (whether commenced before, on or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war), or the occurrence of a military or terrorist attack, (F) any changes in Applicable Law or GAAP (or any interpretation thereof) or (G) any limitation on the ability to use the Company’s net operating losses arising between the date of this Agreement and the Effective Time or as a result of the Merger or the transactions contemplated by this Agreement, except to the extent such changes, effects, developments or events relating to or arising in connection with the matters described in clauses (A), (B), (E) and (F) above disproportionately affect such Person and its Subsidiaries, taken as a whole, as compared to other companies operating in the industries in which such Person and its Subsidiaries operate.
     “Multiemployer Plan” means any “multiemployer plan,” as defined in Section 3(37) of ERISA.
     “NASDAQ” means the NASDAQ Stock Market LLC

     “Organizational Documents” means (a) with respect to any entity that is a corporation, such corporation’s certificate or articles of incorporation and bylaws, (b) with respect to any entity that is a limited liability company, such limited liability company’s certificate or articles of formation and operating agreement, and (c) with respect to any other entity, such entity’s organizational or charter documents.
     “Permitted Liens” shall mean any of the following: (i) statutory Liens for Taxes, assessments and governmental charges or levies either not yet due and delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (ii) statutory mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Liens or security interests that are not yet due; (iii) Liens to secure obligations to landlords, lessors or renters under leases or rental agreements or underlying leased property; (iv) Liens imposed by Applicable Law; (v) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (vi) good faith pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) Liens that, individually or in the aggregate, do not, and would not reasonably be expected to materially detract from the value or materially interfere with the present use of the property or asset subject thereto or affected thereby; (viii) Liens the existence of which are specifically disclosed in the notes to the consolidated financial statements of the Company included in the Filed Company SEC Documents; and (ix) Liens set forth on Section 1.01 of the Company Disclosure Schedule.
     “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.
     “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
     “SEC” means the Securities and Exchange Commission.
     “Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.
     “Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.
     “Treasury Regulations” means the United States Department of Treasury regulations promulgated under the Code.
     “WARN Act” means the U.S. Worker Adjustment and Retraining Notification Act and any state or local equivalent.
Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
2004 Stock Plan	Section 4.05(a)
Adverse Recommendation Change	Section 6.03(a)
Agreement	Preamble
Board of Directors	Recitals
Certificate	Section 2.02(a)
Certificate of Merger	Section 2.01(c)
Closing	Section 2.01(b)
Closing Date	Section 2.01(b)
Company	Preamble
Company Board Recommendation	Section 4.02(a)
Company Capital Stock	Section 4.05(a)
Company Material Contract	Section 4.14(b)
Company Payment Event	Section 11.04(b)
Company Permits	Section 4.13(b)
Company Preferred Stock	Section 4.05(a)
Company Proxy Statement	Section 4.09
Company Related Party or Company Related Parties	Section 11.04(f)
Company SEC Documents	Section 4.07(a)
Company Securities	Section 4.05(b)
Company Shareholder Approval	Section 4.02(a)
Company Shareholder Meeting	Section 6.02(b)
Company Stock Option	Section 2.05(a)
Company Subsidiary Securities	Section 4.06(b)
Company Termination Fee	Section 11.04(b)
Confidentiality Agreement	Section 6.04(b)
Current Employees	Section 7.05(a)
D&O Insurance	Section 7.04(d)
Debt Financing	Section 5.06(a)
Debt Financing Commitments	Section 5.06(a)
Director Option Agreements	Section 4.05(a)
Director Option Plan	Section 4.05(a)
Dissenting Shares	Section 2.04
Effective Time	Section 2.01(c)
Employee Plans	Section 4.16(a)
End Date	Section 10.01(b)(i)
Equity Commitment Party	Section 5.06(a)
Equity Financing	Section 5.06(a)
Equity Financing Commitment	Section 5.06(a)
ESPP	Section 2.05(a)
Filed Company SEC Documents	Article 4
Financing	Section 5.06(a)
Financing Commitments	Section 5.06(a)
Foreign Plan	Section 4.16(a)
Guarantee	Recitals
Guarantor	Recitals

Term	Section
Improvements	Section 4.18
Indemnified Person	Section 7.04(a)
internal controls	Section 4.07(h)
Intervening Event	Section 6.03(d)
Leased Real Property	Section 4.18
Marketing Period	Section 6.05(b)
Merger	Section 2.01(a)
Merger Consideration	Section 2.02(a)
Merger Subsidiary	Preamble
New Company Plans	Section 7.05(e)
Order	Section 4.12(a)
Owned Real Property	Section 4.18
Parent	Preamble
Parent Payment Event	Section 11.04(c)
Parent Related Party or Parent Related Parties	Section 11.04(e)
Parent Termination Fee	Section 11.04(c)
Paying Agent	Section 2.03(a)
Payment Fund	Section 2.03(a)
PBGC	Section 4.16(b)
Representatives	Section 6.03(a)
Required Governmental Authorizations	Section 4.03
Required Information	Section 6.05(b)
Standstill Agreement	Section 6.03(d)
Stock Plans	Section 4.05(a)
Superior Proposal	Section 6.03(d)
Superior Proposal Notice	Section 10.01(d)(i)
Surviving Corporation	Section 2.01(a)
Tax	Section 4.15(o)
Taxes	Section 4.15(o)
Taxing Authority	Section 4.15(o)
Tax Return	Section 4.15(p)
Title IV Plan	Section 4.16(b)
Uncertificated Share	Section 2.02(a)
Voting Agreement	Recitals
     Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Except as the context may otherwise require, references to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. Any dollar threshold set further herein shall not be used as a benchmark for determination of what is “material” or a “Material Adverse Effect” or any phrase of similar import under the Agreement. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law. The parties agree that the terms and language of this Agreement were the result of negotiations between the parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.
ARTICLE 2
The Merger
     Section 2.01. The Merger.
     (a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).
     (b) Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place in St. Louis, Missouri at the offices of Bryan Cave LLP, 211 North Broadway, Suite 3600, St. Louis, Missouri 63102, as soon as possible, but in any event no later than three Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place; provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing), the Closing shall occur on the earlier to occur of (i) a date during the Marketing Period specified by Parent on no less than three Business Days’ notice to the Company and (ii) the third Business Day immediately following the final day of the Marketing Period (subject in each case to the satisfaction or waiver of the conditions set forth in Article 9 for the Closing as of the date determined pursuant to this proviso), or at such other time or on such other date as Parent and the Company may mutually agree; (the “Closing Date”).

     (c) Upon the Closing, the Company and Merger Subsidiary shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of Delaware Law. The Merger shall become effective at such time (the “Effective Time”) as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware (or at such later time as permitted by Delaware Law as Parent and the Company shall agree and shall be specified in the Certificate of Merger).
     (d) The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, the Surviving Corporation shall possess all the properties, rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Delaware Law.
     Section 2.02. Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Subsidiary or the holders of any shares of Company Common Stock or any shares of capital stock of Parent or Merger Subsidiary:
     (a) except as otherwise provided in Section 2.02(b) or Section 2.04, each share of Company Common Stock and each Company Restricted Share outstanding immediately prior to the Effective Time shall be converted into the right to receive $15.00 in cash, without interest (such per share amount, the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) and each uncertificated share of Company Common Stock (an “Uncertificated Share”) which immediately prior to the Effective Time was registered to a holder on the stock transfer books of the Company, shall thereafter represent only the right to receive the Merger Consideration.
     (b) each share of Company Common Stock held by the Company or owned by Parent or any of its Subsidiaries immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto; and
     (c) each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.
     Section 2.03. Surrender and Payment.
     (a) Prior to the Effective Time, Parent shall appoint a commercial bank or trust company that is reasonably satisfactory to the Company (the “Paying Agent”) for the purpose of paying the Merger Consideration to the holders of Company Common Stock and shall enter into a Paying Agent Agreement with the Paying Agent. At or prior to the Effective Time, Parent shall deposit, or cause Merger Subsidiary to deposit, with the Paying Agent, for the benefit (from and after the Effective Time) of the holders of shares of Company Common Stock, for payment in accordance with this Section 2.03 through the Paying Agent, cash sufficient to pay the aggregate Merger Consideration pursuant to Section 2.02. All cash deposited with the Paying Agent pursuant to this Section 2.03(a) shall herewith be referred to as the “Payment Fund”. Promptly after the Effective Time (and in any event within two Business Days following the Closing Date), Parent shall send, or shall cause the Paying Agent to send, to each Person who was, immediately prior to the Effective Time, a holder of record of shares of Company Common Stock entitled to receive payment of the Merger Consideration pursuant to Section 2.02(a) a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Paying Agent) for use in such payment.
     (b) Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Paying Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Company Common Stock represented by a Certificate or Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.
     (c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Paying Agent, Parent and the Surviving Corporation that such tax has been paid or is not payable.
     (d) The stock transfer books of the Company shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. If, after the Effective Time, Certificates or Uncertificated Shares are presented to Parent, the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and converted into the right to receive only the Merger Consideration to the extent provided for, and in accordance with the procedures set forth, in this Article 2.
     (e) Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 2.03(a) that remains unclaimed by the holders of shares of Company Common Stock six months after the Effective Time shall be delivered to Parent or otherwise on the instruction of Parent, and any such holder who has not received payment of the Merger Consideration for such converted shares of Company Common Stock in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration, in respect of such shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Common Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.
     Section 2.04. Dissenting Shares. Notwithstanding any provision in this Agreement to the contrary, shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such shares in accordance with Section 262 of Delaware Law (collectively, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration. From and after the Effective Time, a holder of Dissenting Shares shall not have, and shall not be entitled to exercise, any of the voting rights or other rights of a holder of shares of the Surviving Corporation. If, after the Effective Time, such holder fails to perfect, withdraws or loses the right to appraisal under Section 262 of Delaware Law, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares, and Parent shall have the right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.
     Section 2.05. Stock Options and Other Equity Awards.
     (a) At the Effective Time, each outstanding Company Stock Option under any Stock Plan, including without limitation the 2004 Stock Plan, the Director Option Plan and the Director Option Agreements, whether or not then exercisable or vested, shall become fully vested and be cancelled in exchange for the right to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than the earliest of: (a) three Business Days after the Effective Time, (b) the end of the year in which the Effective Time occurs, or (c) the expiration of the original term of such Company Stock Option outstanding as of the Effective Time), an amount in cash equal to the product of (A) the total number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time, multiplied by (B) the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock under such Company Stock Option, less any applicable taxes required to be withheld with respect to such payment. As used herein, the term “Company Stock Option” shall mean any outstanding option to purchase shares of Company Common Stock under any Stock Plan other than the Company’s Employee Stock Purchase Plan (the “ESPP”). As of the Effective Time, each Company Stock Option for which the exercise price per share of Company Common Stock exceeds the Merger Consideration shall be canceled and have no further effect, with no right to receive any consideration therefor. As of the Effective Time, all other Company Stock Options shall no longer be outstanding and shall automatically cease to exist and shall become only the right to receive the option consideration described in this Section 2.05(a), and, without limiting the foregoing, the Board of Directors or the appropriate committee thereof shall take all reasonable action to effect such cancellation, subject to any required participant consent.
     (b) Employee Stock Purchase Plan. As soon as practicable following the date of this Agreement, the board of directors or the compensation committee of the Board of Directors will adopt such resolutions and take such other actions as may be required to provide that with respect to the ESPP: (A) participants in the ESPP may not alter their payroll deductions from those in effect on the date of this Agreement (other than to discontinue their participation in the ESPP), (B) no new offering period will be commenced after the date of this Agreement (it being understood that any offering period in effect on the date hereof may continue in accordance with its terms), (C) the ESPP shall be terminated effective immediately prior to the Effective Time, and (D) the amount of the accumulated contributions of each participant under the ESPP as of immediately prior to the date on which the ESPP is terminated shall be refunded to such participant as promptly as practicable following the date on which the ESPP is terminated (without interest).
     (c) At or immediately prior to the Effective Time, each outstanding Company Restricted Share shall vest and become free of such other lapsing restrictions as of the Effective Time and shall, as of the Effective Time, be canceled and converted into the right to receive the Merger Consideration in accordance with Section 2.02(a).
     Section 2.06. Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Company Common Stock shall occur, as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, combination, exchange or readjustment of shares, subdivision or other similar transaction, or any stock dividend thereon with a record date during such period, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to eliminate the effect of such event on the Merger Consideration or any such other amounts payable pursuant to this Agreement.
     Section 2.07. Withholding Rights. Each of the Paying Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of any Applicable Law, including federal, state, local or foreign Tax law, and if any such amounts are deducted and withheld, Parent shall, or shall cause the Surviving Corporation to, as the case may be, timely pay such amounts to the appropriate Government Authority. If the Paying Agent, Parent or the Surviving Corporation, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which the Paying Agent, Parent or the Surviving Corporation, as the case may be, made such deduction and withholding.
     Section 2.08. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent or the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate, as contemplated by this Article 2.
ARTICLE 3
The Surviving Corporation
     Section 3.01. Certificate of Incorporation. The certificate of incorporation of the Company shall be amended in its entirety as set forth on Annex I and, as amended, shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.
     Section 3.02. Bylaws. The bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.
     Section 3.03. Directors and Officers.
     (a) From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) except as determined by Parent or Merger Subsidiary prior to the Effective Time, the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.
     (b) If requested by Parent prior to the Effective Time, the Company shall use its reasonable best efforts to cause any of its directors and the directors of each of its Subsidiaries (or certain of its Subsidiaries as indicated by Parent) to tender their resignations as directors, effective as of the Effective Time and to deliver to parent written evidence of such resignations at or prior to the Effective Time.
ARTICLE 4
Representations and Warranties of the Company
     Except (i) as disclosed in the Company SEC Documents filed with or furnished to the SEC by the Company and publicly available prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Document filed on or after the date of this Agreement and excluding any risk factor disclosure under the heading “Risk Factors” and any disclosure of risks included in any “forward looking statements” disclaimer, “Filed Company SEC Documents”), or (ii) as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Subsidiary that:
     Section 4.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers required to own, lease and operate all of its properties and assets and to carry on its business as conducted as of the date hereof. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material

Adverse Effect on the Company. Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of the Organizational Documents of the Company and each of its Subsidiaries as in effect on the date of this Agreement. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its Organizational Documents.
     Section 4.02. Corporate Authorization.
     (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject only to receipt of the of the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock in connection with the consummation of the Merger (the “Company Shareholder Approval”), to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. This Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).
     (b) At a meeting duly called and held, the Board of Directors has unanimously (i) determined that this Agreement, the Voting Agreement and the transactions contemplated hereby and thereby are fair to and in the best interests of the Company’s shareholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, (iii) resolved to recommend approval and adoption of this Agreement by the Company’s shareholders (such recommendation, the “Company Board Recommendation”).
     Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action or consent by or in respect of, or filing with, any Governmental Authority other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) compliance with any applicable requirements of the HSR Act and under any antitrust, competition or merger control laws of foreign jurisdictions, if applicable (the consents, approvals orders, authorizations, registrations, declarations and filings required under or in connection with any of the foregoing clauses (i) and (ii) above, the “Required Governmental Authorizations”), (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable U.S. state or federal securities laws, and (iv) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
     Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Organizational Documents of the Company or any of its Subsidiaries, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its

Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, lease, occupancy agreement, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of the Company or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
     Section 4.05. Capitalization.
     (a) The authorized capital stock of the Company consists of (i) 25,000,000 shares of Company Common Stock and (ii) 5,000,000 shares of Preferred Stock, par value $.01 per share (“Company Preferred Stock” and together with the Company Common Stock, the “Company Capital Stock”). As of the date hereof, there were outstanding (i) 13,552,073 shares of Company Common Stock (not including any Company Restricted Shares) and (ii) no shares of Company Preferred Stock. As of the date hereof, there were outstanding (i) 430,050 Company Restricted Shares and (ii) Company Stock Options to purchase an aggregate of 1,102,539 shares of Company Common Stock (of which Company Stock Options to purchase an aggregate of 634,704 shares of Company Common Stock were exercisable). As of the date hereof, there are 1,102,539 shares of Company Common Stock reserved for issuance pursuant to outstanding Company Stock Options under the Company’s 2004 Stock Incentive Plan (as amended from time to time, the “2004 Stock Plan”), the 2004 Non-Employee Director Stock Option Plan (as amended from time to time, the “Director Option Plan”), and the Non- Employee Director Stock Option Agreements (as amended from time to time, the “Director Option Agreements” and, together with the 2004 Stock Plan, the Director Option Plan, the Director Option Agreements and the ESPP, the “Stock Plans”). All outstanding shares of Company Capital Stock have been, and all shares of Company Capital Stock that may be issued pursuant to any Stock Plan or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of the Company owns, directly or indirectly, any shares of capital stock of the Company. There are no shares of Company Capital Stock held in the Company’s treasury. Section 4.05 of the Company Disclosure Schedule contains a complete and correct list of (i) each outstanding Company Stock Option, including with respect to each such option, the holder, date of grant, exercise price, vesting schedule, maximum term and number of shares of Company Common Stock subject thereto and (ii) all outstanding Company Restricted Shares, including with respect to each such share, the holder, date of grant and vesting schedule.
     (b) There are outstanding no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote. Except as set forth in this Section 4.05 and for changes since October 5, 2010 resulting from the exercise of Company Stock Options outstanding on such date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or other ownership interest in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interest in the Company,

(iii) warrants, calls, options or other rights to acquire from the Company, or other obligations of the Company to issue, any capital stock, other voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other ownership interest in the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities of or ownership interests in, the Company (the items in clauses (i) though (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries (i) requiring the repurchase, redemption, acquisition or disposition of, or containing any right of first refusal with respect to, (ii) restricting the transfer of, (iii) affecting the voting rights of, (iv) requiring the registration for sale of or (v) granting any preemptive or antidilutive rights with respect to, any debt of the Company or any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.
     Section 4.06. Subsidiaries.
     (a) Each Subsidiary of the Company is a corporation or other entity duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and has all corporate or other organizational powers, as applicable, required to own, lease and operate all of its properties and assets and to carry on its business as conducted as of the date hereof. Each such Subsidiary of the Company is duly qualified to do business as a foreign corporation or other entity, as applicable, and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Section 4.06(a) of the Company Disclosure Schedule lists the name and jurisdiction of organization of each Subsidiary of the Company.
     (b) All of the outstanding capital stock of, or other voting securities or ownership interests in, each Subsidiary of the Company, is owned by the Company or other Subsidiary of the Company, if applicable, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities of or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities of or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries (i) requiring the repurchase, redemption, acquisition or disposition of, or containing any right of first refusal with respect to, (ii) restricting the transfer of, (iii) affecting the voting rights of, (iv) requiring the registration for sale of or (v) granting any preemptive or antidilutive rights with respect to, any debt of any Subsidiary of the Company or any of the Company Subsidiary Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Subsidiary Securities. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.
     Section 4.07. SEC Filings and the Sarbanes-Oxley Act.
     (a) The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since January 1, 2007 (collectively, together with any exhibits and schedules thereto, the “Company SEC Documents”).
     (b) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such subsequent filing), each Company SEC Document complied, in all material respects with the applicable requirements of the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder, as the case may be.
     (c) As of its respective filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, which individually or in the aggregate would reasonably be expected to require an amendment supplement or corrective filing to such Company SEC Document.
     (d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, which, individually or in the aggregate, would reasonably be expected to require an amendment supplement or corrective filing to such Company SEC Document.
     (e) As of the date hereof, there are no material outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Documents. To the knowledge of the Company, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review or investigation.
     (f) The Company is in compliance in all material respects with all current listing and corporate governance requirements of Nasdaq, and is in compliance in all material respects with all effective provisions of the Sarbanes-Oxley Act and all regulations of the SEC.
     (g) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the

Company in the reports it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and all such material information is made known to the Company’s principal executive officer and principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared; and, to the knowledge of the Company, such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to material information required to be included in the Company’s periodic reports required under the 1934 Act and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.
     (h) The Company and its Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the 1934 Act) (“internal controls”), and the Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation of internal controls prior to the date of this Agreement, to the Company’s auditors, the audit committee of the Board of Directors (x) any significant deficiencies and material weaknesses in the design or operation of internal controls which would be reasonably expected to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, known to management, that involves management or other employees who have a significant role in internal controls.
     (i) None of the Subsidiaries of the Company is subject to the reporting requirement of Section 13(a) or 15(d) of the 1934 Act.
     Section 4.08. Financial Statements.
     (a) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents fairly present in all material respects, in conformity with GAAP (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements).
     (b) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the 1933 Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its subsidiaries in the Company’s consolidated financial statements or Company SEC Documents.

     Section 4.09. Disclosure Documents. The proxy statement of the Company to be filed with the SEC in connection with the Merger (the “Company Proxy Statement”) and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the 1934 Act. At the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to shareholders of the Company, and at the time such shareholders vote on adoption of this Agreement and at the Effective Time, the Company Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included in the Company Proxy Statement based upon information furnished to the Company in writing by Parent or Merger Subsidiary specifically for use therein.
     Section 4.10. Absence of Certain Changes. Since the Company Balance Sheet Date through the date of this Agreement, except as expressly contemplated by this Agreement, the business of the Company and its Subsidiaries has, in all material respects, been conducted in the ordinary course consistent with past practice, and (i) there has not been any Material Adverse Effect on the Company or any event change, occurrence or state of facts that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company, (ii) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a material breach of Section 6.01.
     Section 4.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of any nature of the Company or any of its Subsidiaries, whether absolute, accrued, contingent or otherwise, whether due or to become due, and whether or not required under GAAP to be set forth on a consolidated balance sheet other than (i) liabilities disclosed and provided for in the Company Balance Sheet or in the notes thereto (ii) liabilities incurred since the Company Balance Sheet Date in the ordinary case of business in connection with the negotiation, execution, delivery or performance of this Agreement or consummation of the transactions contemplated hereby, and (iii) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
     Section 4.12. Litigation.
     (a) As of the date of this Agreement, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) any arbitrator or Governmental Authority, that has caused or would reasonably be expected to cause, individually or in the aggregate, a material liability to the Company, nor is there any judgment, decree, injunction, settlement, award, rule or order of any arbitrator or Governmental Authority outstanding against or imposed upon, or, to the knowledge of the Company, investigation by any Governmental Authority (each, an “Order”) involving, the Company or any of its Subsidiaries or any of their respective properties or assets, that has caused or would reasonably be expected to cause, individually or in the aggregate, a material liability to the Company.

     (b) Neither the Company nor any of its Subsidiaries has (i) been held by a Governmental Authority or arbitrator to be liable as a successor to Deloro Stellite Company or Stoody Company, (ii) since 1997, paid for pre-1997 liabilities associated with manganese or fume litigation claims or (iii) over the past five years had any product recalls or, to the knowledge of the Company, product defects, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
     Section 4.13. Compliance with Laws; Permits.
     (a) The Company and each of its Subsidiaries is, and since January 1, 2007, has been, in compliance with Applicable Laws except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has as of the date of this Agreement (a) received any written notice from any Governmental Authority regarding any material violation by the Company or any of its Subsidiaries of any Applicable Law or (b) filed with or otherwise provided to any Governmental Authority any written notice regarding any material violation by the Company or any of its Subsidiaries of any Applicable Law.
     (b) The Company and its Subsidiaries hold all material governmental licenses, authorizations, permits, certificates, clearances, commissions, franchises, registrations, approvals, qualifications, consents, variances, exemptions, orders and other rights from, and have made all declarations, notices, and filings with, all applicable Governmental Authorities necessary for the Company to own, lease and operate its properties or to carry on its business as currently conducted (the “Company Permits”). All such Company Permits are valid, and in full force and effect and will continue to be so upon consummation of the Merger, and the Company and each of its Subsidiaries is in compliance with the terms of the Company Permits, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.
     Section 4.14. Material Contracts.
     (a) Except as disclosed in the Filed Company SEC Documents, Section 4.14 of the Company Disclosure Schedule contains a list of each of the following Contracts to which the Company or any of its Subsidiaries is a party or by which it is bound as of the date of this Agreement:
     (i) each Contract not to compete or otherwise restricting in any material respect the development, manufacture, marketing, distribution or sale of any products or services (including any Contract that requires the Company or any of its Subsidiaries to work exclusively with any person in any particular area) or any other similar limitation on the ability of the Company or any of its Subsidiaries to transact or compete in any line of business, with any person, in any geographic area or during any period of time (including any standstill agreements);
     (ii) each material joint venture or similar Contract;

     (iii) each indemnification Contract or other Contract conferring indemnification rights or obligations in excess of $1,000,000;
     (iv) each loan or credit agreement, indenture, mortgage, note or other Contract evidencing indebtedness in excess of $1,000,000 for money borrowed by the Company or any of its Subsidiaries from a third party lender, and each Contract pursuant to which any such indebtedness for borrowed money is guaranteed by the Company or any of its Subsidiaries;
     (v) each exclusive sales representative or distribution Contract pursuant to which the Company’s revenues in the preceding 12 months exceeded $1,000,000;
     (vi) each Contract concerning or relating to any Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole, excluding Contracts for generally commercially available mass market software or other technology that is subject to “shrink-wrap” or “click-through” Contracts;
     (vii) each Contract entered into after January 1, 2007 or not yet consummated, that involves the acquisition, disposition or issuance, directly or indirectly (by merger or otherwise), of assets (including the purchase, sale or lease of real property) or capital stock or other equity interests of another Person or the Company or any of its Subsidiaries for aggregate consideration under such contract in excess of $1,000,000 (other than acquisitions or dispositions of assets in the ordinary course consistent with past practice, including acquisitions and dispositions of inventory); or
     (viii) each Contract (i) under which the Company paid or received in excess of $1,000,000 in fiscal year 2009 that would be breached or subject to cancellation or termination due to the transactions contemplated hereby, or (ii) individually or in the aggregate with other Contracts, accelerate payment obligations, performance deadlines or modify or accelerate any other material obligation due to the transactions contemplated hereby in excess of $1,000,000 in the aggregate.
     (b) Each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) to which the Company or any of its Subsidiaries is a party or by which they are bound as of the date of this Agreement and each of the Contracts described in clauses (i) through (viii) of Section 4.14(a) (each such Contract, a “Company Material Contract”) is valid and binding on the Company or one of its Subsidiaries, as applicable, and, to the knowledge of the Company, each other party thereto, and in full force and effect in accordance with its terms (except those which are cancelled, rescinded or terminated after the date of this Agreement in accordance with their terms and subject to applicable bankruptcy, insolvency, fraudulent transfers, reorganization, moratorium and other laws, affecting creditors’ rights generally and general principles of equity ), except where the failure to be in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and no written notice to terminate, in whole or part, has been served. To the knowledge of the Company, no other party is in material default under any Company Material Contract, except where such default has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has not received any written notice of any material default by it or any of its Subsidiaries under any Company Material Contract from the other party thereto. The Company has made available to Parent copies of all Company Material Contracts, including any amendments thereto, that are true, correct and complete in all material respects.
     Section 4.15. Taxes.
     (a) All income and other material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed on a timely basis in accordance with all Applicable Law, and all such Tax Returns are true, correct and complete in all material respects.
     (b) The Company and each of its Subsidiaries has paid (or caused to be paid) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due, has established in accordance with GAAP an adequate accrual for all Taxes in excess of $500,000.
     (c) There is no claim, audit, action, suit, proceeding or investigation now in progress or pending or, to the knowledge of the Company, threatened in writing against or with respect to the Company or its Subsidiaries in respect of any Tax which is reasonably likely to exceed $500,000.
     (d) Neither the Company nor any of its Subsidiaries has granted (or is subject to) any waiver or extension that is currently in effect, of the statute of limitations for the assessment or payment of any Tax which is reasonably likely to exceed $500,000 or the filing of any material Tax Return.
     (e) During the five year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.
     (f) Neither the Company nor any of its Subsidiaries is liable for Taxes of any person (other than the Company and its Subsidiaries) as a result of being (i) a transferee or successor of such person, (ii) a member of an affiliated, consolidated, combined or unitary group that includes such person as a member or (iii) a party to a Tax sharing or Tax allocation agreement or any other express or implied agreement to indemnify such person.
     (g) Neither the Company nor any of its Subsidiaries has received from any Taxing Authority any written notice of any proposed adjustment, deficiency or underpayment, of Taxes in excess of $500,000 which has not since been satisfied by payment or withdrawn.

     (h) No written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any such Subsidiary is or may be subject to taxation by that jurisdiction.
     (i) Neither the Company nor any of its Subsidiaries has participated in any “reportable transaction” within the meaning of Section 1.6011-4(b) of the Treasury Regulations.
     (j) There are no Liens (other than Permitted Liens) for unpaid Taxes on the assets of the Company or any of its Subsidiaries.
     (k) There are no material deferred intercompany transactions between the Company or any of its Subsidiaries and there are no material excess loss accounts (within the meaning of Treasury Regulations Section 1.1502-19, with respect to the stock of any of the Subsidiaries).
     (l) Neither the Company nor any of its Subsidiaries (i) will be required to include any material item of income in, or exclude any material item of deduction, from taxable income for any taxable period (or portion thereof) ending after the Closing Date or (ii) is subject to any (x) private letter ruling of the Internal Revenue Service or comparable ruling of any other Taxing Authority, (y) “closing agreement,” as described in Section 7121 of the Code (or any similar provision of state, local or foreign income Tax law) or (z) other agreements or arrangements with any Taxing Authority and there are no pending requests therefor.
     (m) As of the date hereof, the Company, together with its Subsidiaries, has consolidated net operating loss carryforwards for federal income tax purposes of no less than $60 million. As of the date of this Agreement there is no material limitation on the utilization by the Company or any Subsidiary of any net operating loss under Code sections 382, 383 or 384.
     (n) Neither the Company nor any of its Subsidiaries has been or will be a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
     (o) “Taxes” means all taxes, charges, fees, levies, or other like assessments, including without limitation, all federal, possession, state, city, county and non-U.S. (or governmental unit, agency, or political subdivision of any of the foregoing) income, profits, employment (including Social Security, unemployment insurance and employee income Tax withholding), franchise, gross receipts, sales, use, transfer, stamp, occupation, property, capital, severance, premium, windfall profits, customs, duties, ad valorem, value added and excise taxes, PBGC premiums and any other Governmental Authority (a “Taxing Authority”) charges of the same or similar nature; including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person or as a result of being a member of an affiliated, consolidated, combined or unitary group. Any one of the foregoing shall be referred to sometimes as a “Tax”.
     (p) “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes (including any schedules and attachments thereto, and any amendment thereof), or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.
     Section 4.16. Employees and Employee Benefit Plans.
     (a) Section 4.16(a) of the Company Disclosure Schedule contains a correct and complete list identifying each “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, change of control, individual consulting, severance, vacation, or similar Contract, plan or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock purchase, stock option or other stock related rights or other forms of incentive or deferred compensation, tax gross-up, relocation, employee loan, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and postemployment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) or other form of benefits, which is maintained, administered or contributed to or required to be contributed to by the Company or any ERISA Affiliate of the Company and covers any current or former employee, director or individual independent contractor of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability, contingent or otherwise (such plans are referred to collectively herein as the “Employee Plans”). Section 4.16(a) of the Company Disclosure Schedules separately identifies each Employee Plan maintained outside of the United States substantially for the benefit of current and former directors, employees and individual independent contractors who are situated outside of the United States (each, a “Foreign Plan”). True, correct and complete copies of the Employee Plans (and, if applicable, any related trust or funding agreements or insurance policies) and all amendments thereto and written interpretations thereof have been furnished to Parent together with the most recent (i) summary plan descriptions, (ii) annual report (Form 5500 including, if applicable, Schedule B thereto) and the most recent actuarial report, if any, (iii) Internal Revenue Service determination letter, (iv) tax return (Form 990) prepared in connection with any such plan or trust, and (v) written descriptions of all non-written agreements relating to the Employee Plans, in each case, only if applicable.
     (b) No liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate of the Company that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of the Company of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation (“PBGC”) (which premiums have been paid when due). No Employee Plan that is subject to Title IV (a “Title IV Plan”) or any trust established thereunder has failed to satisfy the “minimum funding standards” (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each Title IV Plan ended prior to the date hereof.
     (c) Neither the Company nor any ERISA Affiliate of the Company nor any predecessor thereof sponsors, maintains or contributes to, or has in the past sponsored, maintained or contributed to, any Employee Plan that is a Multiemployer Plan or a “multiple employer plan” (within the meaning of Section 413(c) of the Code). None of the employees of the Company or any of its Subsidiaries or ERISA Affiliates participates in any Multiemployer

Plan or any pension or retirement plan sponsored by any union or similar employee representative or sponsored by more than one unrelated employer.
     (d) Each Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter that it is so qualified, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service (and the Company is not aware of any reason why any such determination letter should be revoked or not be reissued) and, to the knowledge of the Company, the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code, and, to the knowledge of the Company, nothing has occurred with respect to the operation of the Employee Plans which could cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code. Each Employee Plan has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Employee Plan. Except as has not had and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, there are no pending or, to the knowledge of the Company, threatened, claims or lawsuits which have been asserted or instituted against the Employee Plans or the assets of any of the trusts under such plans (other than routine claims for benefits), nor does the Company have knowledge of facts which could form the basis for any such claim or lawsuit. No events have occurred with respect to any Employee Plan that could result in payment or assessment by or against the Company of any excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code.
     (e) Except as would not be materially adverse to the Company and its Subsidiaries, taken as a whole, with respect to each Foreign Plan: (i) all employer and employee contributions to each Foreign Plan required by Applicable Law or by the terms of such Foreign Plan have been made, or, if applicable, accrued in accordance with normal accounting practices: (ii) the fair market value of the assets of each funded Foreign Plan, the liability of each insurer for any Foreign Plan funded through insurance or the book reserve established for any Foreign Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Closing Date, with respect to all current or former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Plan and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; and (iii) each Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.
     (f) Except as otherwise specifically so contemplated in this Agreement, with respect to each current or former director, employee or independent contractor of the Company or any of its Subsidiaries, the consummation of the transactions contemplated by this Agreement will not, either alone or together with any other event: (i) entitle any such person to severance pay, bonus amounts, retirement benefits, job security benefits or similar benefits, (ii) trigger or accelerate the time of payment or funding (through a grantor trust or otherwise) of any compensation or benefits payable to any such person, (iii) accelerate the vesting of any compensation or benefits of any such person (including any stock options or other equity-based awards, any incentive compensation or any deferred compensation entitlement), (iv) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such person, or (v) trigger any other material obligation to any such person. There is no Contract or plan (written or otherwise) covering any current or former employee or individual independent contractor of the Company or any of its Subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G or 162(m) of the Code. Section 4.16(f) of the Company Disclosure Schedule lists (i) all the agreements, arrangements and other instruments which give rise to an obligation to make or set aside amounts payable to or on behalf of the officers of the Company and its Subsidiaries as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination (whether by the Company or the officer), true and complete copies of which have been provided to Parent prior to the date of this Agreement and (ii) the maximum aggregate amounts so payable to each such individual as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination (whether by the Company or the officer).
     (g) Neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries except as required to avoid excise tax under Section 4980B of the Code.
     (h) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, an Employee Plan which would increase materially the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2009. No condition exists that would prevent the Company or, after the consummation of the transactions contemplated by this Agreement, Parent, from amending, merging or terminating any Employee Plan without liability, other than the obligation for ordinary benefits accrued prior to the termination of such plan.
     (i) Each Employee Plan that is a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code has been maintained and operated in compliance with Section 409A of the Code and the applicable guidance issued thereunder except for failures to comply or violations that would not reasonably be expected to, individually or in the aggregate, be material to the Company.
     (j) Neither the Company nor any of its Subsidiaries has been a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other labor agreement with any union or labor organization, and there has not been any activity or proceeding of any labor organization or employee group to organize any such employees. In addition, (i) there are no unfair labor practice charges or complaints against Company or any of its Subsidiaries pending before the National Labor Relations Board; (ii) there are no labor strikes, lockouts, slowdowns or stoppages actually pending or threatened against or affecting the Company or any of its Subsidiaries; (iii) there is no labor union organizing activity involving any employees of the Company or any of its Subsidiaries; (iv) there are no representation claims or petitions pending before the National Labor Relations Board and there are no questions concerning representation with respect to the employees of the Company or its Subsidiaries; and (v) there are no grievance or pending arbitration proceedings against the

Company or any of its Subsidiaries that arose out of or under any collection bargaining agreement.
     (k) Since the Company Balance Sheet Date, neither the Company nor any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries; (ii) a “mass layoff” (as defined in the WARN Act); or (iii) such other transaction, layoff, reduction in force or employment terminations sufficient in number to trigger application of any similar state or local law.
     Section 4.17. Intellectual Property. Section 4.17 of the Company Disclosure Schedule contains a list of material registrations and applications for registration of material Company Owned Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, (i) with respect to all Company Intellectual Property, the Company or one of its Subsidiaries, as the case may be, owns such Company Intellectual Property or has valid and continuing rights to use or exploit such Company Intellectual Property as the same is used or exploited by the Company and its Subsidiaries as of the date of this Agreement (in each case, free and clear of any Liens except for Liens on Company Owned Intellectual Property recorded at the United States Patent and Trademark Office, pursuant to the GE Credit Agreement, (ii) the Company Intellectual Property includes all of the Intellectual Property necessary and sufficient to enable the Company and its Subsidiaries to conduct their respective businesses in the manner in which such businesses are currently being conducted in all material respects; (iii) neither the Company nor any of its Subsidiaries, nor the conduct of their respective businesses, is infringing, diluting, misappropriating or otherwise violating, or has in the six years prior to the date of this Agreement, infringed, diluted, misappropriated or otherwise violated, the Intellectual Property rights of any Person, and neither the Company nor any of its Subsidiaries have received any written notice from any Person claiming any such infringement, dilution, misappropriation or other violation; (iv) to the knowledge of the Company, no Person is infringing, diluting, misappropriating or otherwise violating, or has infringed, diluted, misappropriated or otherwise violated, any Company Owned Intellectual Property, and the Company and its Subsidiaries have made no written claims alleging that any Person is infringing, diluting, misappropriating or otherwise violating, or has infringed, diluted, misappropriated or otherwise violated, any Company Owned Intellectual Property; (v) the consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any material Company Intellectual Property right or impair the right of Surviving Corporation to use, sell, license or dispose of any material Company Intellectual Property as such material Company Intellectual Property is used, sold, licensed or disposed of by the Company and its Subsidiaries as of the date of this Agreement; (vi) the Company and its Subsidiaries have exercised reasonable care to maintain the confidentiality of all material Trade Secrets that are Company Intellectual Property and, to the knowledge of the Company, no such Trade Secrets have been disclosed other than to employees, representatives and agents of the Company or any of its Subsidiaries all of whom are bound by written confidentiality agreements, or to third parties under a written obligation of confidentiality; (vii) the IT Assets operate and perform in all material respects in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted and to the knowledge of the Company, no person has gained unauthorized access to the IT Assets; and (viii) the Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices.
     Section 4.18. Properties. Except in any such case as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) with respect to the real property owned by the Company or its Subsidiaries (the “Owned Real Property”), the Company or one of its Subsidiaries, as applicable, has good, marketable indefeasible fee simple title to the Owned Real Property, free and clear of any Lien (other than Permitted Liens); (ii) with respect to the real property leased, subleased or licensed to or otherwise occupied by the Company or its Subsidiaries (the “Leased Real Property”), the lease, sublease, license or occupancy agreement for such property is valid, and binding on and enforceable by/against the Company or its Subsidiaries, as applicable (except those which are cancelled, rescinded or terminated after the date of this Agreement in accordance with their terms and subject to applicable bankruptcy, insolvency, fraudulent transfers, reorganization, moratorium and other laws, affecting creditors’ rights generally and general principles of equity), and to the knowledge of the Company, each other party thereto, and in full force and effect, and none of the Company or any of its Subsidiaries is in breach of or default under such lease, sublease, license or occupancy agreement and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any of the Company or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder; (iii) with respect to any real property leased, subleased or licensed by the Company or any of its Subsidiaries to a third party, the lease, sublease, license or occupancy agreement for such property is valid, enforceable and binding on the parties thereto (except those which are cancelled, rescinded or terminated after the date of this Agreement in accordance with their terms and subject to applicable bankruptcy, insolvency, fraudulent transfers, reorganization, moratorium and other laws, affecting creditors’ rights generally and general principles of equity) and in full force and effect and no party thereto is in breach of or default under such lease, sublease, license or occupancy agreement and no event has occurred which, with notice, lapse of time or both would constitute a breach or default by any party thereto or permit termination or modification thereof; and (iv) all buildings, structures, fixtures and improvements included within the Owned Real Property (the “Improvements”) are in good repair and operating condition, subject only to ordinary wear and tear, and are adequate and suitable for the purposes for which they are presently being used or held for use, and to the knowledge of the Company, there are no facts or conditions affecting any of the Improvements that, in the aggregate, would reasonably be expected to interfere with the current use, occupancy or operation thereof. Section 4.18 of the Company Disclosure Schedule contains a true and complete list of all Owned Real Property or Leased Real Property.
     Section 4.19. Environmental Matters.
     (a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or any Subsidiary: (i) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and as of the date of this Agreement, no investigation, action, claim, suit, proceeding or review (or any basis therefor) is pending or, to the knowledge of the Company, is threatened by any Governmental Authority or other Person relating to the Company or any Subsidiary and relating to or arising out of any Environmental

Law; (ii) the Company and its Subsidiaries are and have been in compliance with all Environmental Laws and all Environmental Permits; (iii) to the knowledge of the Company, there are no currently accrued liabilities of the Company or any of its Subsidiaries arising under or relating to any violation of any Environmental Law or any Hazardous Substance; (iv) to the knowledge of the Company, neither the Company nor any Subsidiary has assumed, by Contract or otherwise, any liabilities arising under any Environmental Laws or relating to the release or threatened release of Hazardous Substances; and (v) to the knowledge of the Company, there are no Hazardous Substances present at, on or under any real property currently or formerly owned, operated or leased by the Company or any Subsidiary, or any property to which the Company or any Subsidiary arranged for the disposal or treatment of Hazardous Substances, that could reasonably be expected to result in the Company or any Subsidiary incurring liabilities under any Environmental Laws.
     (b) To the knowledge of the Company, none of the following exists at any Owned Real Property or Leased Real Property: (A) underground storage tanks, or (B) landfills, surface impoundments or other disposal areas.
     (c) The Company has provided to Parent all environmentally related audits, studies, reports, analyses and results of investigations that have been performed since January 1, 2007 with respect to any currently owned, leased or operated properties of the Company or any Subsidiary and that are in the possession or reasonable control of the Company or any Subsidiary.
     Section 4.20. Antitakeover Statutes. The Company has taken all action necessary to exempt or exclude the Merger, this Agreement, the Voting Agreement and the transactions contemplated hereby and thereby from Section 203 of Delaware Law and any other takeover statute, anti-takeover moratorium, “fair price,” “control share,” or similar statute and, accordingly, no such statute or regulation applies to the Merger, this Agreement, the Voting Agreement and the transactions contemplated hereby and thereby.
     Section 4.21. Opinion of Financial Advisor. The Company has received the opinion of Oppenheimer & Co. Inc., financial advisor to the Company, to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the Company’s shareholders from a financial point of view. A copy of such opinion will be provided to Parent promptly following receipt by the Company for information purposes.
     Section 4.22. Finders’ Fees. Except for Oppenheimer & Co. Inc., a copy of whose engagement agreement has been provided to Parent prior to the date of this Agreement, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.
     Section 4.23. Affiliate Transactions. No present or former officer or director of the Company or any of its Subsidiaries or any person owning 5% or more of the Company Common Stock or any other Affiliate, and no family member of any such Person, is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the Company or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the twelve months preceding the date of this Agreement.
     Section 4.24. Insurance. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, (a) all material insurance policies covering the Company and its Subsidiaries and their respective assets, properties and operations provide insurance in such amounts and against such risks as is sufficient to comply with Applicable Law and all Company Material Contracts, and (b) all such insurance policies are in full force and effect. There is no material claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwrites of such policies and there has been no threatened termination of, or material premium increase with respect to, any such policies.
     Section 4.25. No Other Representations or Warranties. Except for the representations and warranties contained in this Article 4, the Company expressly disclaims any other representations or warranties of any kind or nature, express or implied, as to liabilities, operations of the facilities, the title, condition, value or quality of the Company. No exhibit to this Agreement, nor any other material or information provided by or communications made by the Company or any of its Affiliates, or by any advisor thereof, whether by use of a “data room” or in any information memorandum or otherwise, or by any broker or investment banker, will cause or create any warranty, express or implied, as to the title, condition, value or quality of the Company.
ARTICLE 5
Representations and Warranties of Parent
     Parent represents and warrants to the Company that:
     Section 5.01. Corporate Existence and Power. Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers required to carry on its business as now conducted. Parent has, prior to the date of this Agreement, delivered to the Company true and complete copies of the Organizational Documents of Parent and Merger Subsidiary as in effect on the date of this Agreement. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement. Neither Parent nor Merger Subsidiary is in violation of any of the provisions of its Organizational Documents.
     Section 5.02. Corporate Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action on the part of Parent and Merger Subsidiary. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary enforceable against each of Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

     Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the Required Governmental Authorizations and (ii) any actions or filings the absence of which would not be reasonably expected to, individually or in the aggregate, materially delay or impair the ability of Parent or Merger Subsidiary to consummate the transactions contemplated hereby on a timely basis.
     Section 5.04. Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Organizational Documents of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, could become a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Parent and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, except for such contraventions, conflicts and violations referred to in clause (ii) and for such failures to obtain any such consent or other action, defaults, terminations, cancellations, accelerations, changes, losses or Liens referred to in clauses (iii) and (iv) that would not be reasonably expected to, individually or in the aggregate, materially delay or impair the ability of Parent or Merger Subsidiary to consummate the transactions contemplated hereby on a timely basis.
     Section 5.05. Disclosure Documents. None of the information provided by Parent for inclusion in the Company Proxy Statement or any amendment or supplement thereto, at the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to shareholders of the Company and at the time the shareholders vote on adoption of this Agreement, will contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which it was made, not misleading.
     Section 5.06. Financing.
     (a) Parent has delivered to the Company true, complete and correct copies of (i) executed commitment letters, dated as of the date hereof, among Parent, Merger Subsidiary and certain lender parties (the “Debt Financing Commitments”), pursuant to which the lender parties thereto have committed, subject to the terms and conditions thereof, to provide or cause to be provided the debt financing set forth therein (including, if applicable, any debt replacement, amended financing or supplement obtained in accordance with Section 6.05, the “Debt Financing”) and (b) an executed equity commitment letter, dated as of the date hereof, by and between Irving Place Capital Partners III, L.P. (the “Equity Commitment Party”), and Parent

(the “Equity Financing Commitment,” and together with the Debt Financing Commitments, the “Financing Commitments”), pursuant to which the Equity Commitment Party has committed, subject to the terms and conditions thereof, to invest an amount as set forth therein (the “Equity Financing,” and together with the Debt Financing, the “Financing”). As of the date of this Agreement, the Financing Commitments are in full force and effect and are legal, valid and binding and enforceable obligations of Parent and Merger Subsidiary, as the case may be, and to the knowledge of Parent, each of the other parties thereto. None of the Financing Commitments has been amended or modified since the date of this Agreement in any respect, no such amendment or modification is contemplated by Parent or Merger Subsidiary (or to the knowledge of Parent and Merger Subsidiary, by the other parties thereto), and as of the date hereof, the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded. Parent has fully paid any and all commitment fees or other fees in connection with the Financing Commitments that are payable on or prior to the date hereof. There are no conditions precedent related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Commitments, and except for the fee letter and engagement letter dated the date hereof (complete copies of which have been provided to the Company, with only fee amounts and economic terms (none of which would adversely effect the amount or availability of financing) redacted), there are no side letters or other Contracts relating to the funding or investing of the Financing, other than as set forth in or otherwise permitted by the terms of the Financing Commitments that would permit the lenders under the Debt Financing Commitments or the Equity Commitment Party to reduce the total amount of financing or that would materially affect the availability of the Financing. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Subsidiary or, to the knowledge of Parent, any other party thereto under any of the Financing Commitments. As of the date hereof, assuming the accuracy of the representations and warranties of the Company in this Agreement and the satisfaction of the conditions in Section 9.01 and Section 9.02, Parent has no reason to believe that any of the conditions to the Financing contemplated by the Financing Commitments will not be satisfied. The aggregate proceeds contemplated by the Financing Commitments will at the Closing be sufficient to (i) pay the aggregate Merger Consideration and (ii) pay any and all fees and expenses required to be paid by Parent, Merger Subsidiary and the Surviving Corporation in connection with the Merger and the Financing.
     (b) As of the Effective Time, after giving effect to the consummation of the transactions contemplated by this Agreement and the payment of all fees, costs and expenses payable by Parent with respect to the transactions contemplated hereby and in any loans or financing agreements in connection herewith, Parent shall be solvent and able to pay its debts as they come due.
     Section 5.07. Finders’ Fees. Except for any investment banker, broker, finder or other intermediary whose fees will be paid solely by Parent or its Affiliates, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.
     Section 5.08. Litigation. As of the date of this Agreement, there is no action, suit, investigation or proceeding pending or, to the knowledge of Parent, threatened, against Parent or any of its Subsidiaries before any Governmental Authority that would be reasonably expected to, individually or in the aggregate, materially delay or impair the ability of Parent or Merger Subsidiary to consummate the Merger on a timely basis, nor is there any Order outstanding against, or, to the knowledge of Parent, investigation by any Governmental Authority involving, Parent or any of its Subsidiaries that would be reasonably expected to, individually or in the aggregate, materially delay or impair the ability of Parent or Merger Subsidiary to consummate the transactions contemplated hereby on a timely basis.
     Section 5.09. Investigation by Parent and Merger Subsidiary. Each of Parent and Merger Subsidiary has conducted its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company and its Subsidiaries and acknowledges that each of Parent and Merger Subsidiary has been provided access to the properties, premises and records (including via an electronic data room) of the Company and its Subsidiaries for this purpose. In entering into this Agreement, each of Parent and Merger Subsidiary has relied solely upon its own investigation and analysis and the representations and warranties of the Company expressly set forth in Article 4, and each of Parent and Merger Subsidiary acknowledges that, except for the representations and warranties of the Company expressly set forth in Article 4, none of the Company or its Subsidiaries nor any of their respective representatives makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Parent or Merger Subsidiary or any of their representatives. Without limiting the generality of the foregoing, none of the Company or its Subsidiaries nor any of their respective representatives or any other person has made a representation or warranty to Parent or Merger Subsidiary with respect to (a) any projections, estimates or budgets for the Company or its Subsidiaries or (b) any material, documents or information relating to the Company or its Subsidiaries made available to each of Parent or Merger Subsidiary or their representatives in the electronic data room or otherwise, except as expressly and specifically covered by a representation or warranty set forth in Article 4.
     Section 5.10. No Competing Businesses. Neither Parent nor any of its Affiliates beneficially owns any debt or equity securities (including any securities that may be acquired through the exchange or exercise of rights, warrants or options) in excess of five percent (5%) of the outstanding capital stock of any Person that is (i) engaged in, (ii) preparing to engage in, or (iii) a substantial supplier to or customer of, any business involving the manufacture, design, marketing or selling of gas and arc cutting and welding products, including equipment, accessories and consumables related thereto, and neither Parent nor any of its Affiliates are engaged in any such business.
     Section 5.11. Guarantee. Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company a duly executed Guarantee. The Guarantee is in full force and effect and is a valid, binding and enforceable obligation of the Guarantor. No event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of Guarantor under the Guarantee.

ARTICLE 6
Covenants of the Company
     The Company agrees that:
     Section 6.01. Conduct of the Company. From the date of this Agreement until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and in compliance with all material Applicable Laws and all material governmental authorizations, and use its reasonable best efforts to preserve intact its present business organization, material assets, properties, contracts and licenses, maintain in effect all Company Permits, keep available the services of its directors, officers and employees and maintain satisfactory relationships with its customers, lenders, suppliers, distributors, lessors, licensors, licensees, creditors, contractors and others having material business relationships with it. Without limiting the generality of the foregoing and to the fullest extent permitted by Applicable Law, from the date of this Agreement until the Effective Time, except as set forth in Section 6.01 of the Company Disclosure Schedule, or with Parent’s prior written consent or to the extent permitted by another Section of this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to:
     (a) amend or propose to amend the Organizational Documents of the Company or its Subsidiaries (whether by merger, consolidation or otherwise);
     (b) (i) split, combine, redenominate or reclassify any shares of its capital stock, (ii) declare, set aside, make or pay any dividend or make any other distribution (whether in cash, stock, property, any combination thereof or otherwise) in respect of any shares of its capital stock or other securities (other than dividends or distributions by any of its wholly-owned Subsidiaries), or (iii) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire, directly or indirectly, any of its securities or any securities of any of its Subsidiaries, other than the cancellation of Company Stock Options in connection with the exercise thereof;
     (c) (i) issue, deliver, sell, grant or pledge, or authorize or propose the issuance, delivery, sale, grant or pledge of, any shares of any Company Securities or Company Subsidiary Securities, or pay or make any commitment to pay any amounts directly or indirectly based (in whole or in part) on the price or value of Company Securities or Company Subsidiary Securities, other than the issuance of any shares of the Company Common Stock upon the exercise of Company Stock Options that are outstanding on the date of this Agreement in accordance with the terms of those options on the date of this Agreement or accrual of Director Stock Units, or distributions of cash in connection with stock units in respect of shares of Company Common Stock issued, under the Director Deferred Fee Plan in accordance with the terms thereof or (ii) amend or propose to amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);
     (d) (i) form any subsidiary, (ii) acquire (including by merger, consolidation, or acquisition of stock or assets) any equity interest, assets or any real property of any corporation, partnership, other business organization or any division thereof from any other Person, other than acquisitions of (A) raw materials (including, without limitation, any supplies used in the manufacture, production, assembly or packaging of the products of the Company or its Subsidiaries) in arms-length transactions in the ordinary course of business and (B) assets in arms-length transactions in the ordinary course of business in each case involving the payment of consideration of $2,500,000 or less individually (or payments less than $5,000,000 for all such acquisitions in the aggregate), (iii) merge or consolidate with any other Person or (iv) adopt a plan of complete or partial liquidation, dissolution, recapitalization, reorganization or restructuring (or resolutions providing for or authorizing such action) of the Company or any of its Subsidiaries (other than the Merger);
     (e) sell, lease, license, assign, transfer, convey, terminate or otherwise dispose of, or modify, amend, extend or renew any agreement with respect to, any Subsidiary or any amount of assets, securities or property except (i) pursuant to existing Contracts as of the date hereof, (ii) inventory (including, without limitation, raw materials, work in process and finished goods) in arms-length transactions in the ordinary course of business or (iii) in arms-length transactions in the ordinary course of business in each case involving the receipt of consideration of $2,500,000 or less individually (or receipt of consideration of less than $4,000,000 for all such sales, leases, encumbrances and other dispositions in the aggregate), provided that such sales, leases, encumbrances or other dispositions referred to in this subsection (iii) do not materially impact the ability of the Company and its Subsidiaries to conduct their business in the ordinary course;
     (f) create or incur any Lien on any material asset other than Permitted Liens or any immaterial Lien incurred in the ordinary course of business consistent with past practice and which is reasonably necessary to conduct the Company’s business as presently conducted;
     (g) make any loan, advance or investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any Person, other than loans or advances to, or investments in, its wholly-owned Subsidiaries;
     (h) create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof other than (i) any draw downs in the ordinary course of business consistent with past practice on the Company’s revolving credit facility under the GE Credit Agreement or (ii) such indebtedness or guarantees that exist on the date hereof;
     (i) redeem, repurchase, prepay, defease or cancel any indebtedness for borrowed money, other than as required in accordance with its terms;
     (j) (i) enter into any Contract that would have been a Company Material Contract were the Company or any of its Subsidiaries a party or subject thereto on the date of this Agreement other than with respect to Contracts for the sale or acquisition of inventory or raw materials in the ordinary course consistent with past practice and as permitted by Section 6.01(d) and Section 6.01(e) or (ii) terminate, amend, renew, or extend in any material respect any Company Material Contract or waive any material right thereunder, other than in the ordinary course of business on terms consistent with past practice (including in terms both of timing and amounts);

     (k) terminate, suspend, abrogate, abandon, cease to prosecute, fail to maintain, sell, license, assign, encumber, amend or modify in any material respect any material Company Permit, material Company Owned Intellectual Property or other material assets;
     (l) except as required by Applicable Laws or existing Employee Plans or in the ordinary course of business consistent with past practice, (i) grant or increase any severance or termination pay to (or amend any existing arrangement with) any of their respective present or former director, officer or employee of the Company or any of the Company subsidiaries, (ii) increase benefits payable under any severance or termination pay policies or employment agreements existing as of the date of this Agreement, (iii) enter into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any of their respective existing directors, officers or employees, (iv) establish, adopt or amend (except as required by Applicable Law) any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, severance, compensation, stock option, restricted stock or other benefit plan or arrangement covering any of their respective directors, officers or employees, that would be an Employee Plan if it were in existence as of the date of this Agreement, (v) grant any equity or equity-based awards, (vi) increase the compensation, bonus or other benefits payable to any current or former employee, director or officer of the Company (except for (x) increases required pursuant to any contract or benefit plan of the Company in effect on the date hereof and (y) increases in salary and bonuses to non-executive officers in the ordinary course of business and consistent with past practice), or (vii) loan or advance any money or other property to any present or former director, officer or employee of the Company or any of the Company subsidiaries;
     (m) hire any person for employment with the Company or any of its Subsidiaries reasonably expected to receive compensation in excess of $300,000 annually;
     (n) (i) make, change or revoke any material Tax election (except for elections made in the ordinary course of business or consistent with the Company’s past practices); (ii) settle or compromise any claim, notice, audit report or assessment in respect of a material amount of Taxes; (iii) amend any income or other material Tax Return, (iv) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, pre-filing agreement, advance pricing agreement, cost sharing agreement or closing agreement relating to any material Tax, (v) surrender or forfeit any right to claim a material Tax refund; or consent to any extension or (vi) consent to any waiver of the statute of limitations period applicable to any income or other material Tax or Tax Return;
     (o) make any material change in any method of accounting or accounting principles or practice used by the Company or any of the working capital policies applicable to the Company and its Subsidiaries, except for any such change required by reason of a concurrent change in GAAP or Regulation S-X under the 1934 Act, as approved by its independent public accountants;
     (p) compromise, waive, release, assign, settle, or offer or propose to waive, release, assign or settle, any litigation, investigation, arbitration, suit, action, proceeding or other claim (including without limitation any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than compromises, settlements or agreements that involve only the payment of monetary damages not in excess of $750,000 individually or $2,000,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, the Company or any of Subsidiary of the Company;
     (q) fail to use reasonable best efforts maintain and keep in full force and effect all existing material insurance policies for the benefit of the Company and its Subsidiaries, other than such policies that expire by their terms (in which event the Company and its Subsidiaries shall renew or replace such policies) or changes to such policies made in the ordinary course of business;
     (r) take any action which with the passage of time or giving of notice or both would result in a material default under any Company Material Contract;
     (s) pay or discharge any material claims, Liens or liabilities which are not reserved for or reflected on the Company Balance Sheet or incurred in the ordinary course of business after the Company Balance Sheet Date;
     (t) except as set forth in Section 6.01(t) of the Company Disclosure Schedule, authorize any capital expenditures in excess of $1,000,000 individually or $3,000,000 in the aggregate;
     (u) with respect to Company Intellectual Property, (A) sell, assign, license, sublicense, encumber, impair, abandon, fail to diligently maintain, transfer or otherwise dispose of any right, title or interest of the Company or any of its Subsidiaries in any of the material Company Intellectual Property, (B) extend, amend, waive, cancel or modify any rights in or to material Company Intellectual Property, (C) fail to diligently prosecute the material patent applications owned by the Company or any of its Subsidiaries, or (D) divulge, furnish to or make accessible any Trade Secrets within the material Company Intellectual Property to any Third Party who is not subject to an enforceable written agreement to maintain the confidentiality of such Trade Secrets;
     (v) except as may be required by Applicable Law or the Organizational Documents of the Company, convene any regular or special meeting (or any adjournment thereof) of the shareholders other than the Company Shareholder Meeting;
     (w) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any Contract with any Affiliate of the Company; or
     (x) agree, resolve or commit to do any of the foregoing.
     Section 6.02. Shareholder Meeting; Proxy Material.
     (a) In connection with the Company Shareholder Meeting, the Company shall as promptly as practicable following the date hereof (but in any event, within ten Business Days) prepare and file the Company Proxy Statement with the SEC. The Company shall consult with Parent and Merger Subsidiary and their counsel in the preparation of the Company Proxy Statement. The Company shall not file the preliminary Company Proxy Statement, or any amendment or supplement thereto, without providing Parent a reasonable opportunity to review and comment thereon. The Company agrees to correct any information in the Company Proxy Statement which to the knowledge of the Company shall have become false or misleading in any material respect and the Company shall promptly file with the SEC an amendment or supplement setting forth such correction and mail to its shareholders, to the extent required by law, such amendment or supplement. The Company shall as soon as reasonably practicable (i) notify Parent of the receipt of any comments from the SEC staff with respect to the Company Proxy Statement and any request by the SEC staff for any amendment to the Company Proxy Statement or for additional information and (ii) provide Parent with copies of all correspondence between the Company and its authorized representatives, on the one hand, and the SEC staff, on the other hand, with respect to the Company Proxy Statement. The Company and Parent shall use their respective reasonable best efforts (with the assistance of the other) to resolve any SEC staff comments with respect to the preliminary Company Proxy Statement as promptly as practicable after receipt thereof and to cause the Company Proxy Statement in definitive form to be mailed to the holders of shares of Company Common Stock as promptly as reasonably practicable (but in any event, within five Business Days) following the time the Company is informed that the SEC staff will not review or will have no further comments with respect to the Company Proxy Statement.
     (b) Unless the Agreement has been validly terminated pursuant to Section 10.01, as soon as practicable following the date hereof, the Company shall take all reasonable action necessary for a meeting of the holders of shares of Company Common Stock (the “Company Shareholder Meeting”) to be duly called and held as soon as reasonably practicable after the mailing of the Company Proxy Statement for the purpose of voting on the approval and adoption of this Agreement and the Merger, which meeting shall be held no later than forty calendar days after the mailing of the Company Proxy Statement. The Company shall consult with Parent and Merger Subsidiary and their counsel in determining the date of the Company Shareholder Meeting. Subject to Section 6.03, (i) the Board of Directors of the Company shall recommend approval and adoption of this Agreement and the Merger and include the Company Board Recommendation in the Company Proxy Statement, (ii) use its reasonable best efforts to obtain the Company Shareholder Approval and (iii) otherwise comply in all material respects with all legal requirements applicable to such meeting. Unless this Agreement is validly terminated in accordance with Section 10.01, the Company shall establish a record date for, duly call, give notice of, convene and hold the Company Shareholder Meeting, even if the Board of Directors or any committee thereof shall have made an Adverse Recommendation Change. The Company shall not change the record date for the Company Shareholder Meeting or postpone or adjourn the Company Shareholder Meeting; provided, however, (A) the Company may postpone or adjourn the Company Shareholder Meeting (x) with the prior written consent of Parent or (y) if the Company has provided a written notice to Parent and Merger Subsidiary pursuant to Section 6.03 that it intends to make an Adverse Recommendation Change in connection with a Superior Proposal or Intervening Event or take action pursuant to Section 10.01(d)(i) with respect to a Superior Proposal and the deadline contemplated by Section 6.03 with respect to such notice has not been reached, and (B) the Company shall postpone or adjourn the Company Shareholder Meeting (x) for the absence of a quorum; (y) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure, which the Board of Directors has determined in good faith after consultation with outside counsel is necessary under Applicable Law, and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Shareholder Meeting or (z) if required by

Applicable Law; provided, further, that, in the case of (A) and (B) above, such postponement or adjournment of the Company Shareholder Meeting shall only be to the earliest practicable future date. Unless Parent shall have consented to in writing in advance, the approval and adoption of this Agreement and the Merger shall be the only matter (other than procedural matters) which the Company shall propose to be acted on by the Company’s shareholders at the Company Shareholder Meeting.
     Section 6.03. No Solicitation; Other Offers.
     (a) Subject to Section 6.03(b), the Company shall not, and shall cause its Subsidiaries not to, and shall not knowingly permit its and their officers, directors, employees, investment bankers, attorneys, accountants, consultants and other authorized agents, advisors or representatives (collectively, “Representatives”) to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage (including by way of furnishing to any Third Party any non-public information) the submission or making of any Acquisition Proposal or any proposal that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into, continue or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, any Third Party that to the knowledge or the Company is seeking to make, or has made, an Acquisition Proposal or any proposal that is reasonably likely to lead to an Acquisition Proposal, (iii) withdraw, qualify or modify, in each case, in a manner adverse to Parent or publicly propose to withdraw, qualify or modify, in each case, in a manner adverse to Parent the Company Board Recommendation, recommend, adopt or approve or publicly propose to recommend, adopt or approve an Acquisition Proposal, (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), or (iv) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, or other similar instrument constituting or relating to an Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement or breach its obligations hereunder. The Company shall, and shall cause its Subsidiaries to, and shall instruct their respective Representatives to, cease immediately and terminate any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date of this Agreement with respect to any Acquisition Proposal and shall instruct any such Third Party (or its agents or advisors) in possession of confidential information about the Company that was furnished by or on behalf of the Company to return or destroy all such information. The Company shall make its Representatives aware of the provisions of this Section 6.03. Without limiting the foregoing, it is agreed that any violation of the foregoing restrictions by any of the Company’s Subsidiaries or any Representative of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 6.03 by the Company.
     (b) Notwithstanding Section 6.03(a), at any time prior to the adoption of this Agreement by the Company’s shareholders, the Board of Directors, directly or indirectly through advisors, agents or other intermediaries, may, subject to compliance with Section 6.03(d), (i) engage in negotiations or discussions (including, as a part thereof, making any counterproposal or counter offer to) with any Third Party that, subject to the Company’s compliance with Section 6.03(a), has made after the date of this Agreement in circumstances not involving a breach of this Agreement a Superior Proposal or an unsolicited bona fide Acquisition Proposal that the Board of Directors determines in good faith (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel) is reasonably likely to lead to a Superior Proposal, provided that, prior to taking such action, the Board of Directors determines in good faith, after consultation with outside legal counsel to the Company, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law and (ii) thereafter furnish to such Third Party nonpublic information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement in customary form with terms no less favorable to the Company than those contained in the Confidentiality Agreement; provided that (A) such confidentiality agreement shall expressly permit the Company to comply with the provisions of this Section 6.03 and may not include any provision calling for an exclusive right to negotiate with the Company, (B) the Company will not, and will not allow its Subsidiaries or its or their Representatives to, disclose any commercially sensitive non-public information of the Company or any of its Subsidiaries to such Person, except in a manner consistent with the Company’s past practice in dealing with the disclosure of such information and (C) all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party). In addition, notwithstanding Section 6.03(a), at any time prior to the adoption and approval of this Agreement by the Company’s shareholders, the Board of Directors, may, subject to compliance with Section 6.03(d), make an Adverse Recommendation Change if the Board of Directors determines in good faith, after consultation with outside legal counsel to the Company, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law; provided, however, that (A) if such Adverse Recommendation Change is in response to an Acquisition Proposal, such Adverse Recommendation Change (1) may only be made if the Board of Directors reasonably determines in good faith (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal and (2) may not be made until the third Business Day following Parent’s receipt of written notice from the Company advising Parent that the Board of Directors intends to take such action and specifying the reasons therefor, including the terms and conditions of any Superior Proposal that is the basis for the proposed action by the Board of Directors and (B) if such Adverse Recommendation Change is other than in response to an Acquisition Proposal, such Adverse Recommendation Change (1) must be in response to an Intervening Event, (2) may not be made (x) until the third business day following Parent’s receipt of written notice from the Company advising Parent that the Board of Directors intends to take such action and specifying the reasons therefore and (y) unless the Company, during such three Business Day period, shall have offered to negotiate with (and, if accepted, negotiated in good faith with), and shall have caused its respective financial and legal counsel to offer to negotiate with (and, if accepted, negotiate in good faith with), Parent in making adjustments to the terms and conditions of this Agreement so that an Adverse Recommendation Change is no longer necessary. An Adverse Recommendation Change permitted by Section 6.03(b) will not constitute a breach by Company of this Agreement.
     (c) Nothing contained herein shall prevent the Board of Directors from complying with requirements Rule 14e-2(a) under the 1934 Act or complying with the requirements of Rule 14d-9 under the 1934 Act with regard to an Acquisition Proposal, so long as any action taken or statement made to so comply is consistent with this Section 6.03(b). For the avoidance of doubt, a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f)

under the 1934 Act, an express rejection of any applicable Acquisition Proposal or an express reaffirmation of its recommendation to the shareholders of the Company in favor of the Merger shall not be deemed to be an Adverse Recommendation Change (including for purposes of Section 10.01(c)(i)).
     (d) The Company (A) shall notify Parent promptly (but in no event later than 24 hours) after (i) receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any inquiry or proposal (written or oral) that would be reasonably expected to lead to an Acquisition Proposal or of any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that to the knowledge of the Company may be considering making, or has made, an Acquisition Proposal or (ii) a determination by the Company to provide information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 6.03(b), in each case, which notice shall be provided orally and in writing and shall identify the Third Party making such proposal and the material terms and conditions of, any such Acquisition Proposal (including any material changes thereto), inquiry, proposal or request and shall include copies of any written materials received from or on behalf of such Third Party relating to such Acquisition Proposal, inquiry, proposal or request, and (B) thereafter shall promptly (and, in any event, within 24 hours) keep Parent informed of all material developments affecting the status and terms of any Acquisition Proposal, inquiry, proposal or request (and the Company shall provide Parent with copies of any additional written materials received from or on behalf of such Third Party relating to such Acquisition Proposal, inquiry, proposal or request). The Company (i) shall not, and shall cause its Subsidiaries not to, terminate, amend, modify, render inapplicable, or grant any waiver, permission, exemption or release under, any standstill, confidentiality or similar Contract to which the Company or any of its Subsidiaries is a party (a “Standstill Agreement”); (ii) shall promptly (and, in any event, within 24 hours) notify Parent of any breach of which it is aware of any Standstill Agreement by the counterparty thereto, or any request by such counterparty to terminate, amend, modify, render inapplicable, or grant any waiver, permission, exemption or release under any such Standstill Agreement and (iii) shall, and shall cause its Subsidiaries to, use its reasonable best efforts to enforce, to the fullest extent permitted under Applicable Law each such Standstill Agreement at the request of Parent, including by obtaining injunctions to prevent any breaches of such Standstill Agreement and to enforce specifically the material terms and provisions thereof in any court of competent jurisdiction. Notwithstanding anything to the contrary contained in this Section 6.03, nothing in this Agreement shall prohibit the Company from terminating, amending, modifying, rendering inapplicable, or granting any waiver, permission, exemption or release under, any Standstill Agreement with respect to a Third Party that, subject to the Company’s compliance with Section 6.03(a), has made after the date of this Agreement in circumstances not involving a breach of this Agreement a Superior Proposal or an unsolicited bona fide Acquisition Proposal that the Board of Directors determines in good faith (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel) is reasonably likely to lead to a Superior Proposal, provided that, prior to taking such action, the Board of Directors determines in good faith, after consultation with outside legal counsel to the Company, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Third Party subsequent to the date of this Agreement except as permitted or required pursuant to Section

6.03(b), and neither the Company nor any of its Subsidiaries shall be party to any agreement that prohibits the Company from providing to Parent or Merger Subsidiary any information provided or made available to any other Person pursuant to a confidentiality agreement permitted by Section 6.03(b).
“Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal for at least a majority of the outstanding shares of Company Common Stock or all or substantially all of the assets of the Company and its Subsidiaries on terms that the Board of Directors determines in good faith, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all relevant factors, including the terms and conditions of the Acquisition Proposal (including price, the identity of the Person making the proposal, form of consideration, closing conditions, any governmental and other approval requirements, the ability to fully finance the proposal, the expected timing and likelihood of consummation and such other aspects of the proposal as the Board in good faith deems relevant), would result in a transaction (i) that if consummated, is more favorable to Company’s shareholders from a financial point of view than the Merger or, if applicable, any binding proposal by Parent capable of being accepted by the Company to amend the terms of this Agreement, (ii) that is reasonably capable of being completed on the terms proposed, and (iii) for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Board of Directors.
“Intervening Event” means a material event, material development or material change in circumstances relating to the Company or its Subsidiaries which (i) is materially favorable to the long-term financial condition or results of operations of the Company and its Subsidiaries, taken as a whole (ii) did not result from, arise out of, or be attributable to (A) changes, effects, developments or events in the economy or the financial, credit or securities markets in general (including changes in interest or exchange rates), (B) the announcement or pendency of the transactions contemplated by this Agreement or (C) any changes in Applicable Law or GAAP (or any interpretation thereof), (iii) was neither known to the Board of Directors nor reasonably foreseeable as of or prior to the date hereof and (iv) becomes known to or by the Board of Directors prior to the Effective Time; provided, however, that in no event shall an Intervening Event include (x) the receipt of an Acquisition Proposal or (y) any event or change relating to Parent.
     Section 6.04. Access to Information; Confidentiality.
     (a) From the date of this Agreement until the Effective Time and subject to Applicable Law, the Company shall, and shall cause its Subsidiaries to, upon reasonable notice, (i) give to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access during normal business hours to its offices, properties, books and records, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with Parent in its investigation. Any investigation pursuant to this Section 6.04 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. Nothing contained in this Section 6.04 shall, prior to the Effective Time, require the Company to take any action that would, based on the advice of outside legal counsel, constitute a waiver of the attorney-client or similar privilege or trade secret protection held by the Company or any of its Subsidiaries or violate confidentiality obligations owing to third parties; provided, however, that if any information is withheld by the Company or any of its subsidiaries pursuant to the foregoing, the Company shall inform Parent as to the general nature of what is being withheld; and provided, further, that the Company shall use its reasonable best efforts to (i) accommodate any request from Parent for access or information pursuant to this Section 6.04 in a manner that does not result in such a waiver or violation or (ii) obtain the required consent of such third party to provide such access or disclosure.
     (b) All information furnished pursuant to this Section 6.04 shall be subject to the confidentiality agreement, dated as of July 2, 2010, between IPC Manager III, L.P. and the Company (the “Confidentiality Agreement”), except for disclosure to potential investors as required in connection with the Financing subject to customary confidentiality protections.
     (c) No investigation by any of the parties or their respective Representatives shall modify, nullify, amend or otherwise affect the representations, warranties, covenants or agreements of the other parties set forth herein.
     Section 6.05. Financing.
     (a) Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause its and its Subsidiaries’ respective Representatives to, use reasonable best efforts to provide to Parent and Merger Subsidiary such cooperation reasonably requested by Parent that is necessary, proper or advisable in connection with the Debt Financing (including the marketing efforts in connection therewith) and the repayment of any debt of the Company, including:
     (i) furnishing Parent and Merger Subsidiary the Required Information;
     (ii) participating in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies and assisting Parent in obtaining ratings as contemplated by the Debt Financing;
     (iii) assisting with the preparation of customary materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses, tender offer documents and similar documents required in connection with the Debt Financing and the repayment of any debt of the Company, including execution and delivery of customary representation letters in connection with bank information memoranda; provided, that any such memoranda, prospectuses and other documents relating to the Debt Financing shall contain disclosure and financial statements with respect to the Company or the Surviving Corporation reflecting the Surviving Corporation and/or its Subsidiaries as the obligor;
     (iv) obtaining accountants’ comfort letters, appraisals, surveys, engineering reports, environmental and other inspections (including providing reasonable access to Parent and its agents to all Owned Real Property for such purposes; provided, that such access does not include the right to conduct any invasive soil or groundwater sampling without the Company’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed), title insurance, legal opinions and other documentation and items relating to the Debt Financing as reasonably requested by Parent and customary for financings similar to the Financing;
     (v) providing monthly financial statements in the form provided internally to senior management of the Company within three calendar days after providing internally to senior management of the Company;
     (vi) providing and executing documents as may be reasonably requested by Parent, including executing and delivering, as of the Effective Time, a certificate of the Chief Financial Officer of the Company or any Subsidiary with respect to solvency matters substantially in the form attached to the Debt Financing Commitment, and consents of accountants for use of their reports in any materials relating to the Debt Financing and reasonably facilitating the pledging or the re-affirmation of the pledge of collateral (including cooperation in connection with the pay-off of existing debt and the release of related liens);
     (vii) taking reasonable best efforts to (A) permit the prospective lenders involved in the Debt Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements as of the Effective Time and (B) assist Parent to establish or maintain, effective as of the Effective Time, bank and other accounts and blocked account agreements and lock box arrangements in connection with the Debt Financing;
     (viii) using reasonable best efforts to assist Parent to obtain waivers, consents, estoppels and approvals, to the extent necessary, proper or advisable in connection with the Debt Financing, from other parties to material leases, encumbrances and contracts to which the Company or any Subsidiary of the Company is a party and to arrange discussions among Parent, Merger Subsidiary and their financing sources with other parties to material leases, encumbrances and contracts as of the Effective Time;
     (ix) executing and delivering underwriting or purchase agreements, supplemental indentures, customary certificates, hedging agreements or other documents and instruments relating to guarantees, the pledge of collateral and other matters anciallary to the Debt Financing as may be reasonably requested by Parent,; and
     (x) taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent that are necessary or customary to permit the consummation of the Debt Financing and to permit the proceeds thereof, together with the cash and marketable securities at the Company and its

Subsidiaries (not needed for other purposes), to be made available to the Company on the Closing Date to consummate the Merger.
provided, however, that, (a) irrespective of the above, no obligation of the Company or any of its Subsidiaries under any certificate, document or instrument shall be effective until the Effective Time and none of the Company or any of its Subsidiaries shall be required to take any action under any certificate, document or instrument that is not contingent upon the Closing or, in the case of a tender offer, the acceptance of the securities subject to such offer, or that would be effective prior to the Effective Time, (b) nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries and (c) none of the Company or any of its Subsidiaries shall be required to issue any offering document. None of the Company or any of its Subsidiaries shall be required to bear any cost or expense or to pay any commitment or other similar fee or make any other payment in connection with the Financing or any of the foregoing prior to the Effective Time. If the Effective Time does not occur, Parent shall indemnify and hold harmless the Company, its Subsidiaries and the Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Debt Financing (other than to the extent such losses arise from the misconduct of the Company, any of its Subsidiaries or their Representatives and any information utilized in connection therewith (other than historical information relating to the Company or its Subsidiaries provided by the Company for use in the Financing offering documents). Parent shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in connection with this Section 6.05(a), including legal fees and expenses reasonably incurred. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos shall be used solely in a manner that is not intended to nor reasonably likely to harm, disparage or otherwise adversely affect the Company or any of its Subsidiaries.
     (b) Parent and Merger Subsidiary shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Financing Commitments. Parent and Merger Subsidiary may replace, amend or supplement the Debt Financing Commitments to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Financing Commitments as of the date hereof if the addition of such additional parties, individually or in the aggregate, would not prevent, delay or impair the availability of the financing under the Debt Financing Commitments or the consummation of the transactions contemplated by this Agreement, or may amend, replace or supplement the Debt Financing Commitments in any other manner, so long as such replacement, amendment or supplement would not (x) reduce the aggregate amount of the Debt Financing, including as a result of fees or original issue discount (unless the Equity Financing is increased by a corresponding amount), or (y) impose new or additional conditions, or otherwise amend, modify or expand any conditions to the receipt of the Debt Financing in a manner that would reasonably be expected to (i) delay or prevent the Closing Date, (ii) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) less likely to occur or (iii) adversely impact the ability of Parent or Merger Subsidiary to enforce its rights against the other parties to the Debt Financing Commitments or the definitive agreements with respect thereto. For purposes of this Section 6.05, references to “Financing” shall include the financing contemplated by the Financing Commitments as permitted to be replace, amended or supplemented by this Section 6.05(b) and references to “Financing Commitments” or “Debt Financing Commitments” shall include such documents as permitted to be replaced, amended or supplemented by this Section 6.05(b). Without limiting the foregoing, Parent and Merger Subsidiary shall use their reasonable best efforts to (i) subject to the provisions hereof and the Debt Financing Commitments, maintain in effect the Debt Financing Commitments until the date the transactions contemplated by this Agreement are consummated, (ii) satisfy all conditions and covenants applicable to Parent and Merger Subsidiary in the Debt Financing Commitments (including by consummating the financing pursuant to the terms of the Equity Financing Commitments subject to the terms and conditions thereof) at or prior to Closing and otherwise comply with its obligations thereunder, (iii) enter into definitive agreements with respect thereto on the terms and conditions (including the flex provisions) contemplated by the Debt Financing Commitments, (iv) consummate the Financing at or prior to the Closing on the terms and subject to the conditions of the Debt Financing Commitments, (v) enforce its rights under the Debt Financing Commitments and (vi) cause the lenders and other Persons providing Financing to fund on the Closing Date the Financing contemplated to be funded on the Closing Date by the Debt Financing Commitments (or such lesser amount as may be required to consummate the Merger and the other transactions contemplated hereby) subject to the conditions set forth in the Debt Financing Commitments. Without limiting the generality of the foregoing, Parent and Merger Subsidiary shall give the Company prompt notice: (A) of any breach or default by any party to any Financing Commitment of which they are aware under the Debt Financing Commitments or any definitive document related to the Financing of which Parent or its Affiliates becomes aware; (B) of the receipt of any written notice or other written communication from any Person with respect to any (x) actual or potential breach, default, termination or repudiation by any party to any Financing Commitment or any definitive document related to the Financing or any provisions of the Financing Commitment or any definitive document related to the Financing or (y) material dispute or disagreement between or among any parties to any Financing Commitment or any definitive document related to the Financing (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Financing or any definitive agreement with respect thereto); and (C) if for any reason Parent or Merger Subsidiary believes in good faith that it will not be able to obtain all or any portion of the Financing in the manner or from the sources contemplated by the Financing Commitment; provided, that in no event will Parent or Merger Subsidiary be under any obligation to disclose any information that is subject to attorney-client or similar privilege if Parent and Merger Subsidiary shall have used their reasonable best efforts to disclose such information in a way that would not waive such privilege. As soon as reasonably practicable, but in any event within three Business Days after the date the Company delivers Parent or Merger Subsidiary a written request, Parent and Merger Subsidiary shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (A), (B) or (C) of the immediately preceding sentence. If any portion of the Debt Financing becomes unavailable as contemplated in the Debt Financing Commitments, Parent shall use its reasonable best efforts to arrange and obtain alternative financing from alternative sources on terms and conditions that are no less favorable, in the aggregate, to Parent (taking into account the flex provisions set forth in the Debt Financing Commitments) than those set forth in the Debt Financing Commitment for the financing being replaced, in an amount sufficient to consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event but no later than the earlier of the last Business Day of the Marketing Period. For purposes of this Agreement, “Marketing Period” shall mean the first period of twelve consecutive Business Days after the date of this Agreement throughout which (A) Parent shall have the Required Information and (B) the conditions set forth in Section 9.01 shall have been satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 9.02 to fail to be satisfied assuming the Closing were to be scheduled for any time during such twelve consecutive Business Day period; provided, further, that if such period has not ended on or prior to December 15, 2010 then it will not commence until January 3, 2011. The Marketing Period shall not commence and shall not be deemed to have commenced if, prior to the completion of such period, (A) the Company’s independent registered accounting firm shall have withdrawn its audit opinion with respect to any financial statements contained in the Required Information, in which case the Marketing Period shall not be deemed to commence until the time at which a new unqualified audit opinion is issued with respect to the consolidated financial statements for the applicable periods by the Company’s independent registered accounting firm or another independent registered accounting firm reasonably acceptable to Parent, (B) the Company shall have publicly announced any intention to restate any of its financial information contained in the Company SEC Documents, in which case the Marketing Period shall not be deemed to commence until the time at which such restatement has been completed and the Company SEC Documents have been amended or the Company has announced that it has concluded that no restatement shall be required or (C) the Company shall have failed to file any report with the SEC by the date required under the 1934 Act containing any financial information that would be required, if such offering documents were a filed registration statement, to be contained therein or incorporated therein by reference, in which case the Marketing Period shall not be deemed to commence until the time at which all such report have been filed. Notwithstanding the foregoing, if the Required Information is not Compliant throughout and on the last day of such period, then a new twelve consecutive Business Day period shall commence upon Parent receiving updated Required Information that is Compliant. Notwithstanding the foregoing, the Marketing Period shall end on any earlier date that is the date on which the Debt Financing otherwise is obtained. Subject to the terms of this Agreement and Applicable Law, Parent may commence its marketing of the offering(s) of debt securities contemplated by the Debt Financing Commitments at any time after the date of this Agreement. For purposes of this Agreement, “Required Information” shall mean, as of any date, (i) such financial statements, financial data, audit reports and other pertinent information regarding the Company and its Subsidiaries of the type required by SEC Regulation S-X and SEC Regulation S-K under the 1933 Act (including pro forma financial information, provided that it is understood that assumptions underlying the pro forma adjustments to be made are the responsibility of Parent) for registered offerings of debt securities of the type contemplated by the Debt Financing Commitment, to the extent the same is of the type and form customarily included, under current market practice, in private placements under Rule 144A under the 1933 Act to consummate the offering (provided that in no circumstance shall the Company be required to provide subsidiary financial statements or any other information of the type required by Rule 3-10 or Rule 3-16 of Regulation S-X, Compensation Disclosure and Analysis required by Regulation S-K Item 402(b) or other information customarily excluded from a Rule 144A offering memorandum), and (ii) such other information and data as are otherwise necessary in order to receive customary “comfort” letters with respect to the financial statements and data referred to in clause (i) of this definition (including “negative assurance” comfort) from the independent auditors of the Company and its Subsidiaries on any date during the relevant period. Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing and concurrently provide copies of all material documents provided to the lenders or otherwise related to the Debt Financing to the Company.
     (c) Parent and Merger Subsidiary acknowledge and agree that the obtaining of the Financing, or any alternative financing, is not a condition to Closing and reaffirm their obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any alternative financing, subject to fulfillment or waiver of the conditions set forth in Article 9 and subject further to the provisions of Section 11.04(e) and Section 11.13. In the event that all or any portion of the Debt Financing to be obtained through the issuance of the Senior Notes as contemplated by the Debt Financing Commitments has not been obtained on or prior to the Closing, Parent shall use its reasonable best efforts to cause, no later than the Closing, the senior secured credit facility contemplated by the Debt Financing Commitments to be drawn and the proceeds of such credit facility to be used to replace such portion of the Senior Notes not issued at Closing.
     Section 6.06. FIRPTA Certificate. Pursuant to Treasury Regulation. § 1.897-2(h) and Treasury Regulation. § 1.1445-2(c)(3), on or prior to the Closing Date, the Company shall furnish to Parent a statement certifying that the Company is not a U.S. real property interest because the Company is not and has not been a “United States real property holding corporation” (within the meaning of Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
ARTICLE 7
Covenants of Parent
     Section 7.01. Conduct of Parent. From the date of this Agreement until the Effective Time, except with the Company’s prior written consent, Parent shall not take any action that would make any representation or warranty of Parent hereunder inaccurate in any material respect at, or as of any time before, the Effective Time or would materially delay the Closing.
     Section 7.02. Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.
     Section 7.03. Voting of Shares. Parent shall vote all shares of Company Common Stock beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Company Shareholder Meeting.
     Section 7.04. Director and Officer Liability. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:
     (a) For six years after the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless each current and former officer and director of the Company and its Subsidiaries and each person who served as a fiduciary under or with respect to any employee benefit plan (within the meaning of Section 3(3) of ERISA) (each, together with such person’s heirs, executors or administrators, an “Indemnified Person”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Person to the fullest extent permitted by Applicable Law; provided, however, that such advance shall be conditioned upon the Surviving Company’s receipt of an undertaking by or on behalf of the Indemnified Person to repay such amount if it shall be ultimately determined by final judgment of a court of competent jurisdiction that the Indemnified Person is not entitled to be indemnified pursuant to this Section 7.04(a)), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, arbitration, proceeding or investigation in respect of or arising out of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time to the fullest extent permitted by Delaware Law or any other Applicable Law or provided under the Company’s Organizational Documents in effect on the date hereof; and provided, further, that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law.
     (b) An Indemnified Person shall notify Parent and the Surviving Corporation in writing promptly upon learning of any claim, action, suit, proceeding, investigation or other matter in respect of which such indemnification may be sought. Parent and the Surviving Corporation shall have the right, but not the obligation, to assume and control the defense of (including the investigation of, and corrective action required to be undertaken in response to) any litigation, claim or proceeding relating to any acts or omissions covered under this Section 7.04 with counsel reasonably selected by Parent or the Surviving Corporation (and, if Parent or the Surviving Corporation shall have assumed such defense, it shall not be liable for the fees or expenses of any separate counsel retained by the Indemnified Person); provided, however, that an Indemnified Person shall be permitted to participate in the defense thereof at its own expense; and provided further, however, that Parent or the Surviving Corporation shall not be liable for any settlement effected without its written consent.
     (c) Parent shall cause the Surviving Corporation to continue in full force and effect for a period of six years from the Effective Time the provisions in existence in the Company’s and its Subsidiaries’ Organizational Documents in effect on the date of this Agreement regarding elimination of liability of directors, indemnification and exculpation of officers, directors and employees and advancement of expenses.
     (d) For six years after the Effective Time, Parent shall cause the Surviving Corporation to provide officers’ and directors’ liability, fiduciary liability and similar insurance (collectively, “D&O Insurance”) in respect of acts or omissions occurring prior to the Effective Time covering each Indemnified Person covered as of the date of this Agreement by the Company’s D&O Insurance policies on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of this Agreement, as well as covering claims brought against each Indemnified Person under ERISA (or a six-year prepaid “tail policy” providing coverage benefits and terms no less favorable to the Indemnified Persons than the Company’s current such policy as well as covering claims brought against each Indemnified Person under ERISA; for the avoidance of doubt, at the request of the Company, Parent shall purchase such “tail policy” prior to the Effective Time, subject to the approval of the Company of the insurance carrier and the terms of such policy (such consent not be unreasonably withheld, delayed or conditioned), and, in such case, Parent shall cause such policy to be in full force and effect for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation); provided that, in satisfying its obligation under this Section 7.04(d), Parent shall not be obligated to pay annual premiums in the aggregate in excess of 300% of the amount per annum the Company paid in its last full fiscal year, which amount the Company has disclosed to Parent prior to the date of this Agreement and provided further that, if the aggregate annual premiums of such insurance coverage exceed such amount, Parent shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.
     (e) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or the Surviving Corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.04.
     (f) The rights of each Indemnified Person under this Section 7.04 shall be in addition to any rights such Person may have under the Organizational Documents of the Company or any of its Subsidiaries, or under Delaware Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.
     Section 7.05. Employee Matters.
     (a) Parent agrees that, during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, the employees of the Company and its Subsidiaries as of the Effective Time who remain employees of the Surviving Corporation or any of its Subsidiaries following the Effective Time (the “Current Employees”) will be provided with (i) base salary and, subject to Section 7.05(b), bonus opportunities (including annual and quarterly bonus opportunities and long-term incentive opportunities) which are no less favorable in the aggregate than the aggregate base salary and bonus opportunities provided by the Company and its Subsidiaries immediately prior to the Effective Time, (ii) retirement and welfare benefits and perquisites (excluding defined benefit pension, retiree medical and life insurance, and equity and equity based benefits) that are substantially comparable in the aggregate to the retirement and welfare benefits and perquisites provided by the Company and its Subsidiaries immediately prior to the Effective Time and (iii) severance benefits that are substantially comparable in the aggregate to those set forth in any employment or severance agreement between the Company and any such Current Employee or any severance policy or practice of the Company or its Subsidiaries (as applicable) with respect to the Current Employees in effect on the date hereof listed on Section 7.05 of the Company Disclosure Schedule and made available to Parent.
     (b) Parent shall make payment of the amounts payable to each employee of the Company or any of its Subsidiaries under the Company’s 2010 annual incentive plan at the time bonuses would otherwise be paid under such plan in accordance with the terms of such plan, provided that the Board of Directors shall determine prior to the Effective Time an estimated bonus pool for 2010 and the allocation thereof based on then available 2010 year-to-date financial statements of the Company along with forecasts for any then remaining portion of calendar year 2010, which amounts (and the methodology and procedures for determining such amounts) shall be set forth on Section 7.05(b) of the Company Disclosure Schedule. Following Closing, the board of directors of the Surviving Corporation, using the same methodology and procedures as the Board of Directors used to determine the estimated bonus pool for 2010 (as set forth on Section 7.05(b) of the Company Disclosure Schedule) shall determine the final amount of the bonus pool based on the audited 2010 financial statements of the Company, and the final bonus pool shall be allocated, as appropriate, on a pro rata basis such that the proportionate allocations to each employee shall not be adjusted. For purposes of determining the bonus pool, “EBITDA” shall be determined as set forth on Section 7.05(b)of the Company Disclosure Schedule.
     (c) At the Effective Time, each award under the Company’s long term cash incentive arrangements, including any restricted cash awards and similar arrangements, shall vest 100% and become free of any restrictions, and shall, as of the Effective Time, be payable in full to each individual with an outstanding award or grant under any such award agreement in the amounts set forth for each such individual on Section 7.05(c) of the Company Disclosure Schedule, and all such amounts shall be paid as promptly as practicable following the Effective Time (but in no event later than the date of payment with respect to the Company Stock Options under Section 2.05(a)).
     (d) At the Effective Time, each stock unit in respect of a share of Company Common Stock issued under the Director Deferred Fee Plan shall be assumed by Parent and distributable in accordance with and in the time and manner set forth under the terms of the Director Deferred Fee Plan.
     (e) With respect to any employee benefit plan in which any Current Employee first becomes eligible to participate, on or after the Effective Time (the “New Company Plans”), Parent shall: (i) use reasonable best efforts to cause its third-party insurance providers or third-party administrators to waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Current Employee under any New Company Plans which provide medical benefits and in which such Current Employee may be eligible to participate after the Effective Time, but only to the extent waived or otherwise met under an analogous Employee Plan, and (ii) recognize service of Current Employees accrued prior to the Effective Time (to the extent such service was recognized by the Company and its Subsidiaries under Employee Plans) as if such service were with Parent and its Subsidiaries for purposes of eligibility to participate in and vesting credit (but not for the purposes of benefit accruals) under any New Company Plan in which such Current Employees may be eligible to participate after the Effective Time; provided, however, that in no event shall any such credit be given to the extent it would result in the duplication of benefits for the same period of service.
     (f) No provision of this Section 7.05 (i) creates any third-party beneficiary or other rights, including any rights of continued employment or rights to a particular term of employment, for any employee of the Company or its Subsidiaries (including any beneficiary or dependent thereof) other than Parent, the Company and their respective successors and assigns,

(ii) constitutes an employment agreement or an amendment to or adoption of any employee benefit plan of or by any member of Parent, the Company or their Subsidiaries, or (iii) shall alter or limit the ability of Parent, the Company or any of their respective Subsidiaries to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them in accordance with the terms of such plan, program, agreement or arrangement and applicable law.
ARTICLE 8
Covenants of Parent and the Company
     Section 8.01. Reasonable Best Efforts.
     (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate in the most expeditious manner possible the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) taking all appropriate actions, and doing, or causing to be done, all things necessary, proper or advisable under Applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable best efforts to obtain and maintain all approvals, consents, registrations, permits, licenses, certificates, variances, exemptions, orders, franchises, authorizations and other confirmations of all Governmental Authorities or other third parties that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement and to fulfill the conditions to the transactions contemplated by this Agreement, (iii) defending any actions, suits, claims, investigations or proceedings threatened or commenced by any Governmental Authority relating to the transactions contemplated by this Agreement, including seeking to have any stay, temporary restraining order or preliminary injunction entered by any Governmental Authority vacated or reversed, and (iv) cooperating to the extent reasonable with the other parties hereto in their efforts to comply with their obligations under this Agreement.
     (b) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby and all other filings required (1) under any applicable non-US antitrust or competition laws and (2) under any other applicable competition, merger control, antitrust or similar law that the Company and Parent deem advisable or appropriate with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten Business Days of the date of this Agreement and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. In addition, Parent shall use its reasonable best efforts to take or cause to be taken all actions necessary, proper or advisable to obtain any consent, waiver, approval or authorizations relating to the HSR Act or similar non-US laws that are required for the consummation of the transactions contemplated by this Agreement, which efforts shall include, without limitation, the proffer by Parent of its willingness to accept an order providing for the divestiture by Parent of such of its assets and businesses as are necessary to fully consummate the transactions contemplated by this Agreement, and an offer to hold separate such assets and businesses pending such divestiture; provided, however, that such efforts shall not include such a proffer and/or offer by Parent if the divestiture or holding separate of assets contemplated thereby would reasonably be expected to have a Material Adverse Effect on the Company. In the event that the FTC or the DOJ or any other Governmental Authority requires the divestiture or the holding separate by Parent of any assets, no adjustment shall be made to the Merger Consideration and Parent shall be required to hold such assets separate, or to divest them, as the case may be, following the Closing; provided, however, that Parent shall not be required to divest or hold separate assets if such divestiture or holding separate of assets would reasonably be expected to have a Material Adverse Effect on the Company. Notwithstanding this Section 8.01 or any other provision herein, the Company shall not, without Parent’s prior written consent, commit to any divestiture or agree to any restriction on its business that would reasonably be expected to have a Material Adverse Effect on the Company.
     Section 8.02. Certain Filings.
     (a) The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Company Proxy Statement, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material Contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Company Proxy Statement and seeking timely to obtain any such actions, consents, approvals or waivers.
     (b) Each of Parent and the Company shall promptly notify the other party of any communication it receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other party to review in advance any proposed communication by such party to any Governmental Authority and shall provide each other with copies of all correspondence, filings or communications between them or any of their representatives and any Governmental Authority. Neither Parent nor the Company shall agree to participate in any meeting with any Governmental Authority in respect of any such filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate at such meeting.
     Section 8.03. Public Announcements. Except with respect to the announcement of any Adverse Recommendation Change (or proposed Adverse Recommendation Change), Parent and the Company shall consult with each other before issuing any press release, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference or conference call before such consultation.

     Section 8.04. Stock Exchange De-listing. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of NASDAQ to enable the de-listing by the Surviving Corporation of the Company Common Stock from NASDAQ and the deregistration of the Company Common Stock under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than ten calendar days after the Closing Date.
     Section 8.05. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.
     Section 8.06. Rule 16b-3. The Company shall, and shall be permitted to, take all actions as may be reasonably requested by any party hereto to cause any dispositions of equity securities of the Company by each individual who is a director or officer of the Company, and who would otherwise be subject to Rule 16b-3 under the 1934 Act, to be exempt under Rule 16b-3 under the 1934 Act.
     Section 8.07. Shareholder Litigation. The Company shall not settle or offer to settle any shareholder litigation against the Company and/or its directors or executive officers relating to this Agreement and the transactions contemplated hereunder, whether commenced prior to or after the execution and delivery of this Agreement, without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned), and the Company shall use its reasonable best efforts to keep Parent reasonably informed with respect to status of, and any material developments in, any such litigation.
     Section 8.08. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:
     (a) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement
     (b) any action, suit, claim or proceeding commenced or, to the knowledge of the parties, threatened against any party in connection with this Agreement and the transactions contemplated hereunder.
     (c) any inaccuracy of any representation or warranty contained in this Agreement at any time during the term of this Agreement that could reasonably be expected to give rise to a risk of termination set forth in Section 10.01(c)(ii) or Section 10.01(d)(ii), as the case may be; and
     (d) any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder that could reasonably be expected to give rise to a right of termination set forth in Section 10.01(c)(ii) or Section 10.01(d)(ii), as the case may be.
provided, however, that the delivery of any notice pursuant to this Section 8.08 shall not limit or otherwise affect the remedies available hereunder to the party receiving that notice.
ARTICLE 9
Conditions to the Merger
     Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or, to the extent permissible, waiver) of the following conditions:
     (a) the Company Shareholder Approval shall have been obtained in accordance with Delaware Law; and
     (b) no Applicable Law shall (i) prohibit the consummation of the Merger or (ii) render the consummation of the Merger illegal.
     (c) (i) The applicable waiting period, together with any extensions thereof, under the HSR Act shall have expired or been terminated and (ii) all other authorizations, approvals, consents, or expirations of applicable waiting periods required to be obtained under any Applicable Law shall have been obtained or occurred, except where the failure to obtain such authorizations, approvals or consents would not have or reasonably be expected to have a Material Adverse Effect.
     Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or, to the extent permissible, waiver by Parent) of the following further conditions:
     (a) (i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of the Company contained in Section 4.05 (Capitalization) shall be true and correct, other than inaccuracies that do not, individually or in the aggregate, require payments pursuant to Article 2 in excess of $500,000, at and as of the date of this Agreement and as of the Effective Time as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period), (B) the representations and warranties of the Company contained in Section 4.01 (Corporate Existence and Power), Section 4.02 (Corporate Authorization), Section 4.10(i) (Absence of Certain Changes), Section 4.11 (No Undisclosed Material Liabilities), Section 4.20 (Antitakeover Statutes) and Section 4.22 (Finders’ Fees) shall be true and correct in all material respects at and as of the date of this Agreement and as of the Effective Time as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period) and (C) the other the representations and warranties of the Company contained in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materially”, “Material Adverse Effect” and words of similar import set forth therein) at and as of the date of this Agreement and as of the Effective Time as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and (iii) Parent shall have received a certificate signed by the chief executive officer or chief financial officer of the Company to the foregoing effect; and
     (b) since the date of this Agreement, there shall not have occurred and be continuing any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had a Material Adverse Effect on the Company;
     Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction (or, to the extent permissible, waiver by the Company) of the following further conditions:
     (a) each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;
     (b) the representations and warranties of Parent contained in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materially”, “Material Adverse Effect” and words of similar import set forth therein) at and as of the date of this Agreement and as of the Effective Time as if made at and as of such time (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to, individually or in the aggregate, materially delay or impair the ability of Parent or Merger Subsidiary to consummate the transactions contemplated hereby on a timely basis; and
     (c) the Company shall have received a certificate signed by the chief executive officer or chief financial officer of Parent to the effect of clauses (a) and (b) above.
ARTICLE 10
Termination
     Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Company):
     (a) by mutual written agreement of the Company and Parent;
     (b) by either the Company or Parent, if:
     (i) the Merger has not been consummated on or before April 5, 2011 (the “End Date”); provided, that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time;

     (ii) there shall be any Applicable Law that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) enjoins the Company or Parent from consummating the Merger and such enjoinment shall have become final and nonappealable provided, however, that the party seeking to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall have used all reasonable best efforts as may be required by Section 8.01 to prevent, oppose and remove such Applicable Law; or
     (iii) the Company Shareholder Meeting shall have been convened and a vote to approve this Agreement shall have been taken thereat and the Company Shareholder Approval shall not have been obtained;
     (c) by Parent, if:
     (i) (A) an Adverse Recommendation Change shall have occurred; (B) the Company shall have willfully breached in any material respect any of its obligations under Section 6.03; (C) if a third party commences a tender or exchange offer for Company Common Stock that constitutes an Acquisition Proposal, or otherwise makes an Acquisition Proposal public, and, within ten Business Days after the public announcement of the commencement of such tender or exchange offer, or the public announcement of such Acquisition Proposal, the Company shall have failed to publicly reaffirm the Company Board Recommendation; (D) the Company shall have failed to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Acquisition Proposal subject to Regulation 14D under the 1934 Act within ten Business Days after the commencement of such Acquisition Proposal (including, for these purposes, by taking no position with respect to the acceptance by the Company’s stockholders of a tender offer or exchange offer within such period, which shall constitute a failure to recommend against such offer); or (E) the Company shall have failed to include in the Company Proxy Statement the Company Board Recommendation;
     (ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred (A) that would cause the condition set forth in Section 9.02(a) not to be satisfied; and (B) such breach or failure is not cured by the Company by the earlier of (x) the End Date or (y) thirty calendar days following receipt by the Company of written notice of such breach or failure provided that, at the time of the delivery of such written notice, Parent shall not be in material breach of its obligations under this Agreement; or
     (iii) if a Material Adverse Effect shall have occurred since the date of this Agreement that is not capable of being cured prior to the End Date.
     (d) by the Company if:

     (i) the Board of Directors authorizes the Company, subject to complying with the terms of this Agreement, to enter into a written agreement concerning an Acquisition Proposal not resulting from any breach by the Company of its obligations under Section 6.03 that the Board of Directors determines in good faith (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel) constitutes a Superior Proposal; provided, that (x) the Company shall have paid any amounts due pursuant to Section 11.04(b) prior to, or concurrently with, such termination and (y) the Company enters into a definitive agreement providing for the implementation of such Superior Proposal concurrently with such termination; and provided, further, that, prior to any such termination, (A) the Company notifies Parent in writing of its intention to terminate this Agreement and to enter into a binding written agreement concerning such Superior Proposal, attaching the most current version of such agreement to such notice (a “Superior Proposal Notice”); (B) during the three Business Day period following Parent’s receipt of a Superior Proposal Notice (the “Notice Period”), the Company shall have offered to negotiate with (and, if accepted, negotiated in good faith with), and shall have caused its respective financial and legal advisors to offer to negotiate with (and, if accepted, negotiate in good faith with), Parent in making adjustments to the terms and conditions of this Agreement; (C) the Board shall have determined in good faith, after the end of such three Business Day period, and after considering the results of such negotiations and the revised proposals made by Parent, if any, that the Superior Proposal giving rise to such notice continues to be a Superior Proposal; provided, however, that any amendment, supplement or modification to the financial terms or other material terms of any Acquisition Proposal shall be deemed a new Acquisition Proposal and the Company may not terminate this Agreement pursuant to this Section 10.01(d)(i) unless the Company has complied with the requirements of this Section 10.01(d)(i) with respect to such new Acquisition Proposal, including sending a Superior Proposal Notice with respect to such new Acquisition Proposal and offering to negotiate for two Business Days from such new Superior Proposal Notice; and (D) the Board shall have determined in good faith, after consulting with and receiving the advice of outside counsel, that the failure to terminate this Agreement would reasonably be expected to be inconsistent with its fiduciary obligations to the Company’s stockholders under Delaware Law;
     (ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement shall have occurred (A) that would cause the condition set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied; and (B) such breach or failure is not cured by the earlier of (x) the End Date or (y) thirty calendar days following receipt by the Company of written notice of such breach or failure provided that, at the time of the delivery of such written notice, the Company shall not be in material breach of its obligations under this Agreement; or
     (iii) (A) the Company has given written notice to Parent that it believes the three Business Day period contemplated by Section 2.01(b) has commenced and at least 5 Business Days have elapsed from the date of such notice and (B) Parent and Merger Subsidiary fail to consummate the transactions contemplated by this Agreement within two Business Days following the date the Closing should have occurred pursuant to Section 2.01(b); provided that during such two Business Day period following the date the Closing should have occurred pursuant to Section 2.01(b), no party shall be entitled to terminate this Agreement pursuant to Section 10.01(b)(i).
The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a) shall give notice of such termination to the other party, including a description in reasonable detail of the reasons for such termination, to the other party in accordance with Section 11.01, specifying the provision or provisions hereof pursuant to which such termination is effected.
     Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement, except for Section 6.04(b), the applicable provisions of this Section 10.02 and Article 11, shall become void and of no effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, subject to Section 11.04(e) and Section 11.04(f), if such termination shall result from the intentional and material breach by any party of any representation or warranty, covenant or agreement contained herein, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such breach.
ARTICLE 11
Miscellaneous
     Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given, if to Parent or Merger Subsidiary, to:
Razor Holdco Inc.
c/o IPC Manager III, L.P.
277 Park Avenue, 39th Floor
New York, New York 10172
Attention: Eva Mongiardo, Chief Financial Officer
Facsimile No.: (212) 551-4524
     with a copy to:
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Attention: David Zeltner, Matthew J. Gilroy
Facsimile: 212-310-8007
     if to the Company, to:

Thermadyne Holdings Corporation
16052 Swingley Ridge Rd., Suite 300
Chesterfield, MO 63017
Attention: Paul D. Melnuk — Chairman of the Board
Facsimile No.: 636-728-3010
     with copies to:
Thermadyne Holdings Corporation
16052 Swingley Ridge Rd., Suite 300
Chesterfield, MO 63017
Attention: Nick H. Varsam — General Counsel
Facsimile No.: 636-728-3010
     with a copy to:
Bryan Cave LLP
211 North Broadway, Suite 3600
St. Louis, Missouri 63102
Attention: William F. Seabaugh
Facsimile No.: 314-552-8450
or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.
     Section 11.02. Non-Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, or except as otherwise provided in Section 10.02, upon termination of this Agreement.
     Section 11.03. Amendments and Waivers.
     (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that, after the Company Shareholder Approval there shall be no amendment or waiver that pursuant to Delaware Law requires further Company Shareholder Approval without their further approval.
     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.
     Section 11.04. Expenses.
     (a) Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense; provided, however, Parent and the Company shall equally bear the filing fees of the Notification and Report Forms filed under the HSR Act and any premerger notification and reports filed under similar applicable antitrust law of any non United States Governmental Authority.
     (b) If a Company Payment Event (as hereinafter defined) occurs, the Company shall pay IPC Manager III, L.P. (by wire transfer of immediately available funds), if pursuant to clause (x) below, simultaneously with the occurrence of such termination, if pursuant to clause (y) below, within two Business Days after such termination, or, if pursuant to clause (z) below, simultaneously following the entry into a written agreement in respect of, or if earlier, the consummation of the Acquisition Proposal referred to in such Company Payment Event, a fee equal to $6,440,000 (the “Company Termination Fee”), plus the documented reasonable out-of-pocket fees and expenses incurred by Parent and Merger Subsidiary in connection with this Agreement or the transactions contemplated hereby up to an aggregate of $2 million.
     “Company Payment Event” means the termination of this Agreement pursuant to (x) Section 10.01(d)(i), (y) Section 10.01(c)(i) or (z) Section 10.01(b)(i), Section 10.01(b)(iii) or Section 10.01(c)(ii) but only if in the case of clause (z) (A) prior to such termination, an Acquisition Proposal shall have been made to the shareholders of the Company generally or shall have otherwise been publicly disclosed or proposed by a Third Party, and (B) within 12 months following the date of such termination, the Company enters into a written agreement in respect of, or consummates a transaction described in the definition of “Acquisition Proposal” (provided, that for purposes of this definition only, all references to 20% in the definition of “Acquisition Proposal” shall be deemed instead to be “50%”).
     (c) If a Parent Payment Event (as hereinafter defined) occurs, Parent shall pay the Company (by wire transfer of immediately available funds) as promptly as practical (and, in any event, within two Business Days following such termination) a fee (the “Parent Termination Fee”) equal to $25,000,000.
     “Parent Payment Event” means the termination of this Agreement pursuant to (x)Section 10.01(d)(ii) or (y) Section 10.01(d)(iii).
     (d) Each of the Company, Parent and Merger Subsidiary acknowledges that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, none of the parties would enter into this Agreement. In the event that the Company shall fail to pay the Company Termination Fee when due or Parent or Merger Subsidiary shall fail to pay the Parent Termination Fee when due, the Company or Parent and Merger Subsidiary, as the case may be, shall reimburse the other party for all reasonable expenses actually incurred or accrued by such other party (including reasonable expenses of counsel) in connection with the collection under and enforcement of this

Section 11.04. The parties hereto agree that in no event shall (i) Parent be required to pay the Parent Termination Fee on more than one occasion or (ii) the Company be required to pay the Company Termination Fee on more than one occasion.
     (e) Notwithstanding anything to the contrary in this Agreement, if Parent and Merger Subsidiary fail to effect the Closing for any or no reason or otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then the Company’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against Parent, Merger Subsidiary, the Guarantor and any of their respective former, current and future direct or indirect equity holders, controlling persons, shareholders, directors, officers, employees, agents, Affiliates, members, financing sources (including the parties to the Financing Commitments), managers, general or limited partners or assignees (each a “Parent Related Party” and collectively, the “Parent Related Parties”) or any Parent Related Party of any Parent Related Party for any breach, loss or damage shall be to terminate this Agreement and receive payment of the Parent Termination Fee, in each case, only to the extent provided by Section 11.04(c) or pursuant to the Guarantee, as applicable; and upon payment of such amount, no Person shall have any rights or claims against any of the Parent Related Parties or any Parent Related Party of any Parent Related Party under this Agreement, the Guarantee, the Financing Commitments or otherwise, whether at law or equity, in contract, in tort or otherwise, and none of the Parent Related Parties or any Parent Related Party of any Parent Related Party shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement. For the avoidance of doubt, in no event shall Parent and Merger Subsidiary, the Parent Related Parties or any Parent Related Party of any Parent Related Party have any liability under or in respect of this Agreement, the Guarantee, the Financing Commitments or the transactions related hereto or thereto in excess of an aggregate amount equal to the Parent Termination Fee.
     (f) If the Agreement is terminated in circumstances in which the Company is required to pay the Company Termination Fee to IPC Manager III, L.P. pursuant to Section 11.04(b) of this Agreement, Parent’s and Merger Subsidiary’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise), without prejudice to the remedy of specific performance set forth in Section 11.13, against the Company for any breach, loss or damage shall be to receive payment of the Company Termination Fee; and upon payment of such amount, no Person shall have any rights or claims against the Company and its Affiliates and any of their respective former, current and future direct or indirect equity holders, controlling persons, shareholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees (each a “Company Related Party” and collectively the “Company Related Parties”) under this Agreement or otherwise, whether at law or equity, in contract, in tort or otherwise, and none of the Company Related Parties or any Company Related Party of any Company Related Party shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement. For the avoidance of doubt and subject only to the possible entitlement to specific performance as set forth in Section 11.13 with respect to Parent and Merger Subsidiary, if the Company Termination Fee is paid pursuant to Section 11.04(b), in no event shall the Company, its Affiliates, the Company Related Parties or any Company Related Party of any Company Related Party have any liability under or in respect of this Agreement or the transactions related hereto in excess of an aggregate amount equal to the Company Termination Fee.
     Section 11.05. Disclosure Schedule References. If and to the extent any information required to be furnished in any Section of the Company Disclosure Schedule is contained in this Agreement or in any other Section of the Company Disclosure Schedule, such information shall be deemed to be included in all Sections of the Company Disclosure Schedule in which the information would otherwise be required to be included only to the extent that it is reasonably and readily apparent that such disclosure is applicable to such other Section. Disclosure of any fact or item in any Section of the Company Disclosure Schedules shall not be considered an admission by the disclosing party that such item or fact (or any non-disclosed item or information of comparable or greater significance) represents a material exception or fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on the Company or Parent, as the case may be, or that such item or fact will in fact exceed any applicable threshold limitation set forth in the Agreement and shall not be construed as an admission by the disclosing party of any non-compliance with, or violation of, any Third Party rights (including but not limited to any Intellectual Property rights) or any Applicable Law of any Governmental Authority, such disclosures having been made solely for the purposes of creating exceptions to the representations made herein or of disclosing any information required to be disclosed under the Agreement.
     Section 11.06. Binding Effect; Benefit; Assignment.
     (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.04, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as (i) provided in Section 7.04, (ii) to the extent the Effective Time occurs, for the rights of holders of Company Common Stock, Company Restricted Shares and Company Stock Options under Article 2 of this Agreement on and after the Effective Time to receive payment therefor, and (iii) with respect to each of the Persons whose liability is limited in accordance with Section 11.04(e) and Section 11.04(f) to the extent provided therein, including, the Parent Related Parties and Company Related Parties who shall be express third party beneficiaries of, and shall be entitled to rely on, Section 11.04(e), Section 11.04(f), Section 11.08 and Section 11.09 and this Section 11.06, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.
     (b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other party hereto; provided, that prior to the mailing of the Proxy Statement to the Company’s stockholders, Parent may designate, by written notice to the Company, another wholly owned direct or indirect Subsidiary to be a constituent corporation in lieu of Merger Subsidiary, in which event all references herein to Merger Subsidiary shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Subsidiary as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided that any such designation shall not impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the stockholders of the Company under this Agreement.
     Section 11.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed in such state, without regard to the conflicts of law rules of such state.
     Section 11.08. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement, the Guarantee, the Financing Commitments or the transactions contemplated hereby or thereby (including against any third party) shall be brought in the Delaware Court of Chancery or, if such court shall not have jurisdiction, any federal court sitting in Delaware, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.
     Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE GUARANTEE, THE FINANCING COMMITMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING AGAINST ANY PARENT RELATED PARTY OR COMPANY RELATED PARTY).
     Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Delivery of a signed counterpart of a signature page of this Agreement by facsimile or by PDF file (portable document format file) shall be as effective as delivery of a manually signed counterpart of this Agreement. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).
     Section 11.11. Entire Agreement. This Agreement, the Confidentiality Agreement and the Guarantee constitute the entire agreement between the parties with respect to the subject matter thereof and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter thereof.

     Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
     Section 11.13. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed by the Company in accordance with the specific terms hereof or were otherwise breached by the Company. It is accordingly agreed that Parent and Merger Subsidiary shall be entitled, without posting a bond or similar indemnity, to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity. The Company agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that Parent and Merger Subsidiary have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. Notwithstanding anything to the contrary in this Agreement, the parties hereto agree that the Company shall not be entitled to an injunction, specific performance or other equitable relief to prevent breaches of this Agreement or to enforce specifically the terms hereof.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

RAZOR HOLDCO INC.
By:	/s/ Douglas R. Korn
	Name:	Douglas R. Korn
	Title	President

RAZOR MERGER SUB INC.
By:	/s/ Douglas R. Korn
	Name:	Douglas R. Korn
	Title	President

THERMADYNE HOLDINGS CORPORATION
By:	/s/ Martin Quinn
	Name:	Martin Quinn
	Title	President

ANNEX I
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
THERMADYNE HOLDINGS CORPORATION
     THERMADYNE HOLDINGS CORPORATION (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”) does hereby certify as follows:
     The Certificate of Incorporation of the Corporation, as amended and restated hereby, shall, upon its filing with the Secretary of State of the State of Delaware, read in its entirety as follows:
     FIRST: The name of the Corporation is: Thermadyne Holdings Corporation.
     SECOND: The address of the registered office of the Corporation in the State of Delaware is 160 Greentree Drive, Suite 101, Dover, Delaware 19904. The name of the registered agent of the Corporation at such address is National Registered Agents, Inc.
     THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL, as from time to time amended.
     FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is 1,000 shares of common stock, par value $0.01 per share. Except as otherwise provided by law, the shares of stock of the Corporation may be issued by the Corporation from time to time in such amounts, for such consideration and for such corporate purposes as the board of directors of the Corporation (the “Board of Directors”) may from time to time determine.
     FIFTH: The number of directors of the Corporation shall be fixed from time to time by the by-laws or amendment thereof adopted by the Board of Directors. Election of directors need not be by written ballot.
     SIXTH: In furtherance and not in limitation of the powers conferred by law, subject to any limitations contained elsewhere in these articles of incorporation, by-laws of the Corporation may be adopted, amended or repealed by a majority of the Board of Directors of the Corporation, but any by-laws adopted by the Board of Directors may be amended or repealed by the stockholders entitled to vote thereon.
     SEVENTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or amendment of this Article SEVENTH by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation arising from an act or omission occurring prior to the time of such repeal or amendment. In addition to the circumstances in which a director of the Corporation is not personally liable as set forth in the foregoing provisions of this Article SEVENTH, a director shall not be liable to the Corporation or its stockholders to such further extent as permitted by any law hereafter enacted, including without limitation any subsequent amendment to the DGCL.
     EIGHTH: The Corporation shall indemnify any person who was, is, or is threatened to be made a party to a proceeding (as hereinafter defined) by reason of the fact that he or she (i) is or was a director or officer of the Corporation or (ii) while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent permitted under the DGCL, as the same exists or may hereafter be amended. Such right shall be a contract right and as such shall run to the benefit of any director or officer who is elected and accepts the position of director or officer of the Corporation or elects to continue to serve as a director or officer of the Corporation while this Article EIGHTH is in effect. Any repeal or amendment of this Article EIGHTH shall be prospective only and shall not limit the rights of any such director or officer or the obligations of the Corporation with respect to any claim arising from or related to the services of such director or officer in any of the foregoing capacities prior to any such repeal or amendment to this Article EIGHTH. Such right shall include the right to be paid by the Corporation expenses incurred in defending any such proceeding in advance of its final disposition to the maximum extent permitted under the DGCL, as the same exists or may hereafter be amended. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification or advancement of costs of defense are not permitted under the DGCL, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its board of directors or any committee thereof, independent legal counsel, or stockholders) to have made its determination prior to the commencement of such action that indemnification of, or advancement of costs of defense to, the claimant is permissible in the circumstances nor an actual determination by the Corporation (including its board of directors or any committee thereof, independent legal counsel, or stockholders) that such indemnification or advancement is not permissible shall be a defense to the action or create a presumption that such indemnification or advancement is not permissible. In the event of the death of any person having a right of indemnification under the foregoing provisions, such right shall inure to the benefit of his or her heirs, executors, administrators, and personal representatives. The rights conferred above shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, by-law, resolution of stockholders or directors, agreement, or otherwise.
     The Corporation may additionally indemnify any employee or agent of the Corporation to the fullest extent permitted by law.
     As used herein, the term “proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding, and any inquiry or investigation that could lead to such an action, suit, or proceeding.
     NINTH: The Corporation expressly elects not to be governed by Section 203 of the DGCL.
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          IN WITNESS WHEREOF, the undersigned has duly executed this Amended and Restated Certificate of Incorporation on this ___ day of ___________, 20___.

Name:
Title:

signature page to thermadyne holdings corporation second amended and restated certificate of incorporation